                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

                                 AMENDMENT NO. 2

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under
           Section 12(b) or (g) of the Securities Exchange Act of 1934


                   AMERICAN ARCHITECTURAL PRODUCTS CORPORATION
                 (formerly known as Forte Computer Easy, Inc.)
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Utah                                      87-0365268
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      (State or other jurisdiction of     (I.R.S. Employer Identification No.)
      incorporation or organization


      1350 Albert Street, Youngstown, Ohio              44505
--------------------------------------------------------------------------------
      (Address of principal executive offices)        (Zip Code)

Issuer's telephone number:  (330) 746-3311
                            ------------------------

Securities to be registered under Section 12(b) of the Act:


          Title of each class              Name of each exchange on which
          to be so registered              each class is to be registered

                 None
-------------------------------------    ---------------------------------------


-------------------------------------    ---------------------------------------


Securities to be registered under Section 12(g) of the Act:


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                                (Title of class)


--------------------------------------------------------------------------------
                                (Title of class)

THE UNDERSIGNED HEREBY AMENDS ITS FORM 10-SB REGISTRATION STATEMENT FILED MARCH 1, 1995, IN ITS ENTIRETY TO READ AS FOLLOWS:


ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         American Architectural Products Corporation (the "Company") is a Delaware corporation with two principal operating subsidiaries: Forte, Inc., an Ohio corporation ("Forte") and American Architectural Products, Inc., a Delaware corporation ("AAP"). Prior to April 1, 1997, the Company was known as Forte Computer Easy, Inc., a Utah corporation. On April 1, 1997, the Company changed its name to "American Architectural Products Corporation" to more accurately reflect the current nature of its business. In connection with the name change, the Company also reincorporated as a Delaware corporation.

         The Company has been engaged in the business of manufacturing residential, commercial and architectural windows and doors (also known as "fenestration" products) since the acquisition of Forte in 1994. The Company was previously engaged in the businesses of computer software publishing and computer disk duplication and fulfillment; however, as described below, the Company has discontinued its operations in these businesses and concentrated its efforts on the fenestration business. Management of the Company concluded, for the reasons described below, that the long-term interests of the Company would be best served if the Company discontinued its operations in these businesses. Accordingly, in November of 1995 and August of 1996, respectively, the Company entered into transactions to dispose of its software publishing and disk duplication/fulfillment businesses.

         The original business of the Company was conducted by Computer Easy, Inc., an Arizona corporation which was incorporated on August 2, 1983. Empire Oil, Inc., a Utah corporation and predecessor of the Company, acquired the stock of Computer Easy, Inc. in 1984. In September of 1985, the assets of Computer Easy, Inc. were assigned to Empire Oil, Inc., the name of the surviving corporation was subsequently changed to Computer Easy International, Inc. and the separate existence of Computer Easy, Inc. was terminated. The name of the Company was changed from Computer Easy International, Inc., to Forte Computer Easy, Inc. as of January 3, 1995.

         On December 18, 1996, the Company acquired one hundred percent (100%) of the issued and outstanding common stock of AAP through a reverse acquisition. AAP and its operating units consist of Eagle Window & Door, Inc. ("Eagle"), Taylor Building Products Company ("Taylor") and Mallyclad Corp. and Vyn-L Corporation ("Mallyclad"). AAP was formed on June 19, 1996 for the purpose of acquiring Eagle and Taylor as a foundation for penetrating the architectural products industry and capitalizing on the consolidation of small to middle-market companies to provide a broad product offering to fenestration customers.

         The principal executive offices of the Company are located at 1350 Albert Street, Youngstown, Ohio 44505, and the Company's telephone number is
(330) 746-1331.

DESCRIPTION OF BUSINESS

         The Company is not directly engaged in business operations. The business of the Company is conducted through Forte and AAP. AAP includes the Eagle Window & Door, Taylor Building Products Company and Mallyclad divisions. Mallyclad was merged into AAP prior to the acquisition of AAP by the Company.

         The Company has been principally engaged in the fenestration business since the acquisition of Forte in 1994. The Company and the AAP operating divisions commenced business at various times. Forte began manufacturing fenestration products in 1990, Eagle in 1977, Taylor in 1946, and Mallyclad recently has expanded the scope of its business to enter the fenestration industry.

         The current business of the Company consists of the manufacturing and distribution of a wide variety of fenestration products, including doors, windows, security screens, storm doors and screen doors. The Company continually strives to improve its products and to refine its product mix to better meet the demands of its customers. As discussed below under "Business Strategy", management believes changes in the fenestration industry will provide the Company with significant opportunities for future growth.

         Forte was formed to fill a perceived gap which developed in the commercial fenestration market as a result of a number of plant closings and mergers among manufacturers of commercial fenestration products. The original market targeted by Forte was renovation and retrofit products, as opposed to new construction. The first products developed by Forte placed great emphasis on energy savings and security through sales of thermally improved replacement windows and window protection screens of high grade construction, safe operation and architecturally aesthetic appeal. The original product line of Forte consisted of a variety of product variations with numerous applications, including security screen lines, security screen door lines, storm door lines and storm window lines.

         Forte acquired various product line offerings in the early 1990's. In October of 1991, Forte purchased the commercial window product lines and a glass insulating product line of Airmaster Corporation. This transaction was consummated in early 1992 and the product lines were moved to Forte's headquarters in Youngstown, Ohio, at which time Forte began to do business as "Forte/Airmaster." In exchange for equipment acquired as part of the Airmaster transaction, the Company paid $25,000 in cash to, and executed a promissory note in the original principal amount of $175,000 in favor of, secured parties which had taken possession of the equipment. The total purchase price paid by the Company was less than management's estimate of the fair market value of the Airmaster equipment acquired by the Company.

         In July of 1993, Forte acquired from Season-All Industries, Inc. ("Season-All") machinery and equipment related to certain commercial window product lines, select inventories, and other related assets. In addition, Forte was assigned major retrofit contracts from Season-All. In total, Forte paid Season-All $840,000, which was less than Forte's estimate of the fair market value of the assets acquired.

         Upon the closing of the Season-All acquisition described above, Forte made arrangements with AMAS, Inc., an affiliated Ohio corporation ("AMAS") which owned a building located at 1450


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Albert Street, Youngstown, Ohio (the "AMAS Building") adjacent to the office and manufacturing plant of Forte, to lease from AMAS approximately 120,000 square feet of manufacturing and office space in that facility. Forte began production in the AMAS Building in the fall of 1994

         All of the issued and outstanding common stock of Forte was acquired by the Company on June 8, 1994, in exchange for 33,110,092 shares of the Company's common stock and options to acquire 4,881,918 shares of the Company's common stock, based upon an approximate net book value of Forte of $3.6 million. In connection with the Company's acquisition of Forte, AMAS was merged into Forte. Based on the agreed net value of the assets of each corporation, the shareholders of AMAS, Frank J. Amedia and John Masternick, received 1.660 shares of Forte common stock in exchange for each outstanding share of AMAS common stock.

         AAP was incorporated on June 19, 1996 and had no significant operations or assets until it acquired Eagle Window and Door, Inc. and Taylor Building Products Company on August 29, 1996. Both Eagle and Taylor were merged into AAP on August 29, 1996. AAP acquired the stock and certain assets and liabilities of Eagle and Taylor from MascoTech, Inc. The purchase price approximated $22,000,000. Eagle is based in Dubuque, Iowa and manufactures and distributes aluminum clad and all wood windows and doors. Taylor is based in West Branch, Michigan and manufactures entry and garage doors.

         On October 25, 1996, the Company entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") with AAP Holdings, Inc., a Delaware corporation ("AAPH") and parent of AAP. The transaction contemplated by the Reorganization Agreement was consummated on December 18, 1996. Pursuant to the Reorganization Agreement, the Company acquired one hundred percent (100%) of the issued and outstanding common stock of AAP in exchange for 1,000,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock") of the Company. The Preferred Stock is convertible into 75,486,324 shares of the Company's common stock which is equal to sixty percent (60%) of the issued and outstanding common stock of the Company on the closing date of the transaction. In addition, the Company issued to AAPH options to purchase 8,798,322 shares which is equal to 1.5 times the number of shares of the Company's common stock subject to options previously issued by the Company which were outstanding on the closing date of the transaction. Such options are identical in price and exercise terms to the previously outstanding options. The conversion ratio of the Preferred Stock was negotiated between the Company and AAPH based upon, among other things, the estimated fair market values of the respective entities as well as the synergies of management and operations. The Company and AAPH also agreed that Mallyclad Corp. and Vyn-L Corporation, which were separate companies controlled by AAPH's ultimate controlling shareholder, would be merged into AAP prior to the completion of this transaction.

         On June 25, 1996, the controlling shareholder of AAPH acquired ownership of Mallyclad. The purchase price was approximately $1,009,000. On December 18, 1996, Mallyclad was merged into AAP in accordance with the previous agreement between AAPH and the Company.

         AAP is engaged in the fenestration manufacturing business through its principal operating divisions, Eagle and Taylor. Eagle's primary product line consists of aluminum clad and all-wood window and door products which are targeted to high-end residential and certain "institutional" niche markets. Taylor's primary products consist of urethane-insulated steel entry doors and


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polystyrene-insulated steel garage doors. Management expects the acquisition of
AAP to dramatically increase the Company's sales volume and to significantly enhance the Company's competitive and strategic position in the manufacture and distribution of windows, doors and other fenestration products.

         Eagle was formed in 1977, when a facility formerly operated by Caradco, another window manufacturer, was vacated. Caradco had operated a window plant at the current Eagle location but, in 1977, moved its operations to a new location. Eagle was conceived to take advantage of Caradco's vacant operations and launch a new line of "high end" windows for custom homes. Eagle's founder was Windor, Inc., a former distributor of Caradco products.

         MascoTech, Inc. acquired Eagle in 1987 and Eagle became a part of MascoTech Inc.'s architectural products group of building products manufacturers. Eagle greatly expanded its product line offering to keep pace with changing style trends and competition. Despite its product offering, Eagle's results were adversely impacted by its growing complexity of its operations and general market conditions. On August 29, 1996, Eagle was acquired by AAP.

         As stated above, Taylor's primary products consist of urethane-insulated steel entry doors and polystyrene-insulated steel garage doors. Taylor began building entry doors in 1962 and garage doors in 1946. Taylor operated as Taylor Door Co., a privately held company, until MascoTech, Inc. purchased the operating unit in 1987. MascoTech, Inc. combined this purchase with other product lines, including Perma Door, and consolidated various operating units throughout the country into the Taylor location. During this time, Taylor automated its manufacturing process and continued to reduce its product offering to optimize profitability. Taylor continued to operate as a separate production facility within the MascoTech Inc. architectural products group until the purchase by AAP on August 29, 1996.

         Mallyclad and Vyn-L process and manufacture vinyl clad steel and aluminum coils and cut-to-length sheets. Primary markets are the construction, appliance and automotive industries.

         The Company's operating subsidiaries currently market their products primarily in the continental United States. Eagle, the Company's largest operating division, also exports window and door products to Mexico and the Pacific Rim. Although currently not significant, the Company plans to increase exports of products as opportunities arise. Eagle currently services over one hundred distributor customers, most of whom sell the products to building contractors or homeowners. Approximately two-thirds of Eagle's sales are attributable to high-end new residential construction markets, and the remainder to light commercial construction and renovation markets. Taylor has designed a marketing program for its steel entry doors incorporating retail display, merchandising and training its distributors, primarily lumberyards and home centers. Taylor also sells garage door panels to installing garage door dealers. Mallyclad manufacturers vinyl metal laminates for a wide variety of end uses, including production of vinyl metal doors, commercial roofing products and vinyl clad metals for various applications. Products are marketed through manufacturers representatives located throughout the United States. Forte markets its products through a combination of sales representatives, direct marketing and bidding on publicly advertised projects. The Company plans to integrate its operating subsidiaries' products into the existing distribution channels and markets of each of its constituent companies to the extent practical.


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         While the impact of certain customers may be significant to a specific operating unit of the Company, the Company as a consolidated unit is not dependent on any single customer or small group of customers and does not expect to derive a substantial portion of its sales from such customers. The Company projects that Eagle will account for approximately 54% of total sales in 1997. In 1996, Eagle's largest customer accounted for only 6% of its total sales and Eagle's ten largest customers accounted for less than half of its total sales. The Company projects that Taylor will account for approximately 30% of total sales in 1997. In 1996, Taylor's largest customer accounted for only 11% of its total sales and its ten largest customers accounted for only 51% of Taylor's sales. The Company projects that Forte will account for approximately 9% of total sales in 1997. In 1996, Forte substantially completed a contract which accounted for 23% of Forte's sales. Because of the different nature of Forte's sales pattern, that of specific contract orders rather than repeat customers, the Company cannot accurately forecast whether any customer will account for a substantial portion of Forte's sales in the future. Mallyclad, which the Company projects to generate approximately 7% of total sales in 1997, is, like Taylor and Eagle, not dependent on any particular customer or customers. In 1996, Mallyclad's largest customer accounted for only 8% of its total sales and its ten largest customers accounted for less than half of its total sales.

         The fenestration industry is highly competitive. The Company competes for customers with other window manufacturers, door manufacturers and assemblers of related products, many of which have significantly greater financial, marketing and other resources than the Company. The Company estimates that the residential fenestration industry generates approximately $6.5 billion in sales annually, of which the Company's market share is small. The Company's sales, however, have begun to grow as the Company has expanded through acquisition.

         The Company is working towards improving its competitive position in the market in several ways. It has begun to exploit each operating unit's existing distribution channels and market bases by coordinating the distribution of products through such channels. The Company's operating units also are targeting geographic market expansion. In addition, Eagle and Taylor have organized sales training and development programs for retailers. Taylor recently implemented a marketing strategy, unique in the industry, of selling steel garage door panels rather than selling complete door units. The Company believes this strategy eliminates the overhead associated with carrying garage door hardware and capitalizes on a trend of garage door dealers purchasing hardware directly from manufacturers rather than purchasing total packages. In addition, the company expects that Mallyclad's specially designed laminating facility will provide certain competitive advantages over many other laminators in the vinyl metal door business. Mallyclad also plans to take advantage of the replacement of tar and pebble commercial roofing with complete vinyl film systems.

         At a special meeting held on April 1, 1997, the Company's shareholders approved a reincorporation of the Company in Delaware and the change of the Company's name to American Architectural Products Corporation. For many years, Delaware has followed a policy of encouraging incorporation in that State. In furtherance of that policy, Delaware has adopted comprehensive modern and flexible corporate laws which periodically are updated and revised to meet changing business needs. As a result, many major corporations initially have chosen Delaware for their domicile or subsequently have reincorporated in Delaware in a manner similar to that proposed by the Company. Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to Delaware corporations. The favorable business corporation laws of


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
Delaware should benefit the Company by allowing it to conduct its affairs in a more flexible and efficient manner. Additionally, neither the Company's principal offices nor any of the Company's employees are located in Utah and, as such, the Company has no important ties to or presence in Utah that would make incorporation in Utah convenient for the Company.

         On October 31, 1996, the Company entered into a Letter of Intent to acquire all the outstanding shares of common stock of Western Insulated Glass, Co., an Arizona corporation ("Western"). The transaction was consummated on March 14, 1997. Western manufactures and distributes custom aluminum windows and doors, principally to the residential home market. The Company believes that the acquisition of Western, located in Phoenix, Arizona, will broaden its geographic penetration in the custom aluminum window industry. Western distributes its products primarily in Arizona, Nevada and California. The Company also plans to use Western to expand the geographic markets and increase sales volumes for its Eagle and Taylor product lines by using Western as a distributor for these products in the States presently serviced by Western. This will permit Western to broaden its product offerings to include wood windows and patio doors, steel entry doors, and garage doors.

BUSINESS STRATEGY

         Management believes consolidation in the fenestration manufacturing industry presents significant growth opportunities for the Company. Although the industry has historically been characterized by small, entrepreneurial businesses scattered throughout the United States, the growing public demand for more energy efficient windows and doors has resulted in increased manufacturing costs. These increased costs and the competitive pressures brought about by manufacturers' need for technology, computerization and enhanced marketing efforts, have led to a shift away from small, independent manufacturers and toward larger manufacturers that are able to spread higher costs across a broad product line. The Company believes consolidation in the fenestration industry will continue to accelerate and that this consolidation will present favorable merger and acquisition opportunities.

         The Company's business plan contemplates that the Company will target as acquisition candidates small and medium-sized, established fenestration companies and related material manufacturers that are leaders in established national or regional niche markets. The Company intends to pursue acquisition candidates that produce fenestration products and related materials which complement the Company's growth and marketing strategy. In evaluating acquisition candidates, the Company will focus on those candidates that display strong growth potential, a stable customer base and predictable cash flows. Following consummation of its acquisitions, the Company intends to implement financial and operational improvements, product-line enhancements and synergistic acquisitions to enhance the value of the acquired enterprises. The Company currently intends to finance these acquisitions through a combination of senior bank borrowings secured by assets of the target companies, subordinated debt or mezzanine debt funded by institutional investors, and issuances of common and preferred stock of the Company. The Company currently is discussing acquisition opportunities with several companies.


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
MANUFACTURING FACILITIES

         Forte currently conducts manufacturing operations in a 120,000 square foot facility located in Youngstown, Ohio. AAP currently conducts manufacturing operations at a 320,000 square foot facility located in Dubuque, Iowa and a 210,000 square foot facility located in West Branch, Michigan. AAP also operates a 39,000 square foot manufacturing facility in the Detroit, Michigan area through its Mallyclad division. Management believes the Company's current manufacturing facilities are sufficient to meet its current and projected manufacturing needs.

DISCONTINUED BUSINESSES

         Prior to November of 1995, the Company was engaged in the computer software publishing business through its operating division known as Computer Easy, Inc. ("CEI"). The business of CEI consisted primarily of publishing and marketing applications software, educational software and entertainment software products through major software distributors for resale in national software and computer retail chain stores, discount stores, warehouse stores and other retail outlets. CEI contracted with software developers to publish software programs, generally on an exclusive worldwide basis. CEI also developed software in-house through internal research and development and through contracting with independent computer programmers to develop proprietary software products for CEI. After the introduction by Microsoft Corporation of the new Windows 95 personal computer operating system in 1995, CEI faced significant potential costs to modify its software products to be compatible with the Windows 95 operating system. In addition sales of the Company's software products had decreased significantly in the preceding months as the market anticipated the release of Windows 95. As a result, although the software publishing business historically generated a significant portion of the Company's revenues, management of the Company concluded that it was in the best long-term interest of the Company to discontinue the operations of the software publishing division. On August 30, 1995, the Company reached a tentative agreement to sell assets constituting the principal software publishing business of CEI to International Microcomputer Software, Inc. ("IMSI"). The parties subsequently entered into a definitive Purchase Agreement, and the closing of the transaction occurred on November 3, 1995.

         Prior to August of 1996, the Company was also engaged in the computer disk duplication and fulfillment business through a wholly owned subsidiary known as Arizona Disk Fulfillment, Inc. ("ADF"). ADF was originally incorporated under the laws of Arizona on November 1, 1991. The Company acquired all of the issued and outstanding common stock of ADF in June of 1994. ADF's largest customer was CEI, and the discontinuance of the Company's software publishing business in 1995 (as discussed above) had a significant adverse impact on ADF's operations. In addition, ADF did not have CD-ROM duplication capabilities, which had an increasing negative impact on ADF's operations as demand for CD-ROM based software increased. As a result of these changes in ADF's business, the Company concluded in late 1995 that it was in the best long-term interest of the Company to discontinue the operations of its computer disk duplication and fulfillment division through the divestiture of the Company's ownership of ADF. On August 5, 1996, the Company entered into a stock purchase agreement pursuant to which it agreed to sell one hundred percent (100%) of the issued and outstanding


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common stock of ADF to Beverly and James W. Schmidt. Mr. Schmidt had served as president of ADF since 1993. The sale of ADF by the Company was consummated in August of 1996.

INTELLECTUAL PROPERTY

         In August of 1996, AAP acquired the stock of Eagle and Taylor. In connection with the acquisitions, AAP acquired ownership to various domestic patents, foreign patents, and select domestic patent applications. Additionally, AAP acquired ownership to domestic trademark registrations, foreign trademark registrations, domestic trademark applications and foreign trademark applications. The patents are of the design and manufacturing types and the trademark protection applies to entity name protection, as well as product name and process type. The intellectual property is used in the on-going business of AAP.

EMPLOYEES

         As of December 31, 1996, the Company had a total of 662 employees. Certain employees of Taylor and Mallyclad are covered under collective bargaining agreements. Eagle and Forte hourly employees are not currently covered under collective bargaining agreements.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following is an historical review of the Company's financial and operating results for the periods indicated and should be read in conjunction with the financial statements of the Company as at and for the year ended December 31, 1995 and for the nine-month period ended September 30, 1996.


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Results of Operations

         The following table sets forth the percentage of revenue represented by certain items reflected in the Company's consolidated Statement of Operations for the periods indicated.


                                  Years Ended             Nine Months Ended
                                  December 31,              September 30,

                                1995         1994         1996         1995

Revenue                         100.0%       100.0%       100.0%       100.0%

Cost of Revenue                  83.7         78.9         79.2         81.2

Gross Profit                     16.3         21.1         20.8         18.8

Operating Costs:
   Selling, general and
   administrative                13.7         22.5         18.9         12.2

Other Expenses                    4.5          4.5          4.8          4.5

Income (Loss) from
   Continuing Operations
   before Income Taxes           (1.9)        (5.9)        (2.9)         2.1

Income Tax Benefit
   (Expense)                      1.0           .1          1.1           .8

Income (Loss) from
   Continuing Operations          (.9)        (5.8)        (1.8)         1.3

Discontinued Operations         (25.7)        (4.2)        (2.5)       (11.6)

Net Income (Loss)               (26.6)%      (10.0)%       (4.3)%      (10.3)%
                               ======       ======       ======       ======


         Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

         Revenue. For the year ended December 31, 1995, revenue increased by $1,029,520, or 23.4%, to $5,426,260 from $4,396,740. This increase was due to contract revenue recognized under the two significant contracts acquired under the Season-All acquisition. These contracts were materially completed by December 31, 1995.

         Cost of Revenue. For the year ended December 31, 1995, cost of revenue increased by $1,071,605, or 30.9%, to $4,540,722 from $3,469,117. This increase was due primarily to the Season-All contracts as mentioned above. As a percentage of sales, cost of revenue increased by 4.8% for the year ended December 31, 1995. This increase was mainly attributable to unabsorbed manufacturing costs resulting from excess capacity during the latter part of the year. Management of the Company believes it has taken corrective steps to eliminate the excess capacity costs. Management has taken corrective action to minimize excess capacity costs in the fenestration division by cutbacks in manufacturing and plant overhead personnel; analyzing and reducing variable


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manufacturing costs where appropriate; minimizing overtime hours; and bidding on select smaller contracts to optimize use of plant manufacturing capacity.

         Gross Profit. For the year ended December 31, 1995, gross profit decreased to 16.3% from 21.1%. This decrease was mainly attributable to increased costs of revenue during the 1995 year due to unabsorbed manufacturing costs resulting from excess capacity during the latter part of the year.

         Selling, General and Administrative Expenses. For the year ended December 31, 1995, selling, general and administrative expenses decreased by $241,948, or 24.4%, to $747,659 from $989,607. This decrease was due to the fact that Forte, Inc. incurred significant professional, travel and related expenses during 1994 in conducting due diligence procedures relating to potential merger candidates.

         Other Expenses. For the year ended December 31, 1995, other expenses increased by $44,014, or 22.1%, to $243,388 from $199,374. This increase was primarily due to an increase in interest expense resulting from higher interest rates on long-term debt.

         Net Loss from Continuing Operations. For the year ended December 31, 1995, net loss from continuing operations decreased by $104,820, or 41%, to $(50,538) from $(255,358). This decrease was due primarily to the fact that Forte, Inc. incurred significant selling, general and administrative expenses during 1994 related to due diligence procedures performed on potential merger candidates.

         Discontinued Operations. For the year ended December 31, 1995, discontinued operations increased by $963,079, or 516.6%, to $1,149,518 from $186,439. This increase was due to the Company's decision in 1995 to discontinue the software publishing and disk duplication businesses and the subsequent writedown of assets.

         Nine Month Period Ended September 30, 1996 Compared to the Nine Month Period Ended September 30, 1995

         Revenue. For the nine month period ended September 30, 1996, revenue decreased by $1,726,175, or 39.6%, to $2,635,113 from $4,361,288. This decrease was due to the completion of two major contracts which were assumed in the acquisition of the Season-All product lines. These two contracts amounted to approximately $3,800,000 and were materially completed by December 31, 1995.

         Cost of Revenue. For the nine month period ended September 30, 1996, cost of revenue decreased by $1,454,334, or 41.1%, to $2,087,032 from $3,541,366. This decrease was due primarily to the conclusion of the Season-All contracts as mentioned above. As a percentage of sales, cost of revenue decreased by 2% for the nine month period ended September 30, 1996 as compared to the nine month period ended September 30, 1995. This improvement in cost of revenue is due to a significant amount of revenue being recognized on a contract with an above average gross profit margin during the nine month period ended September 30, 1996.


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         Gross Profit. For the nine month period ended September 30, 1996, gross profit increased to 20.8% from 18.8%. This increase was mainly attributable to the recognition of a significant portion of revenue on a contract with an above-average profit margin.

         Selling, General and Administrative Expenses. For the nine month period ended September 30, 1996, selling, general and administrative expenses decreased by $35,704, or 6.7%, to $497,196 from $532,900. This decrease was due to an allocation of overhead costs to accrued discontinued operating costs. This allocation represents an estimated portion of costs attributable to the two discontinued divisions of the Company. This allocation of overhead costs to accrued discontinued operating costs during the nine months ended September 30, 1996, was offset by increased costs in administrative compensation, travel and related expenses of approximately $121,000.

         Other Expenses. For the nine month period ended September 30, 1996, other expenses decreased by $67,571, or 34.7%, to $127,393 from $194,964. This decrease was due to the gain on the sale of the Company airplane and several non-producing manufacturing assets.

         Net Loss from Continuing Operations. For the nine month period ended September 30, 1996, net loss from continuing operations decreased by $9,650, or 16.9% to $(47,508) from $(57,158). The decrease was due to the recognition of a significant portion of revenue on a contract with an above-average profit margin and the recognition of a gain on the sale of assets.

         Discontinued Operations. For the nine month period ended September 30, 1996, discontinued operations decreased by $495,383, or 88.3%, to $65,607 from $560,990. This decrease was due to the Company's decision in 1995 to discontinue the software and disk duplication divisions. No further costs are anticipated to be incurred in relation to discontinued operations.

         Seasonality

         Historically, the Company experiences little seasonality variation in the recognition of revenue. Revenue recognition is dependent upon the Company obtaining contracts for fenestration products. Such contracting revenue will vary based upon the cyclical nature of construction activity. However, the Company has found no identifiable trend related to these cycles.

         Liquidity and Capital Resources

         The Company's deficit in operating cash flow for the nine month period ended September 30, 1996 was approximately $630,000. This deficit in operating cash flow was offset by the sale of assets in the amount of $250,000, an increase in net long-term borrowing of approximately $480,000, and the sale of treasury stock of $113,000. In addition, the Company incurred approximately $97,000 of additional capital expenditures during this period, including $60,098 on plant improvements, $13,241 on vehicles, $1,713 on office and shop equipment, $6,847 on office improvements and $15,122 on tooling and dies.

         The Company was a party to a Financing and Security Agreement dated March 1, 1994 with RLC Financial Corp. This Agreement was terminated in 1995. As discussed herein under

"Legal Proceedings," certain disputes have arisen in connection with this matter, and the parties are involved in litigation with respect to these disputes.

         In January, 1996, the Company restructured its long-term debt with its principal bank, Second National Bank of Warren, Ohio. The debt restructure consolidated nine existing loans, provided additional working capital, and contains a fifteen year amortization period (with a call provision in five years).

         In December 1997, the Company consummated a consolidation transaction with AAP Holdings, Inc. ("AAPH"), which was accomplished through the issuance of convertible preferred stock of the Company in exchange for common stock of AAPH's principal operating subsidiary, American Architectural Products, Inc. ("AAP"). The Company does not currently anticipate any material capital expenditures in relation to either its existing operation, or the operations of AAP.

         The Company's business plan for 1997 and subsequent years contemplates growth through mergers and acquisitions with companies specializing in the fenestration and related materials and components industries. This will require integration of various products and marketing of the Company's expanded product line as the Company grows. The Company is committed to building its management team to accommodate this growth. In order to finance its growth plans, the Company intends to secure capital from a variety of sources. Potential sources of capital may include, but are not limited to, expansion of the Company's existing credit lines, financing of the Company's real and personal property, private placements of the Company's common and preferred stock, issuances by the Company of debt securities, and public offerings of the Company's common and preferred stock.

         While the Company's business plan for 1997 and beyond contemplates that its growth will occur principally through mergers and acquisitions, the Company's secondary growth strategy involves the exploitation of each operating subsidiary's existing distribution channels and market bases by integrating the goods and services produced by its various other subsidiaries into such channels.

ITEM 2.  LEGAL PROCEEDINGS

         The Company and certain of its subsidiaries are parties to the following legal proceedings:

         DALE BLEECHER AND MARLA BLEECHER V. EAGLE WINDOW & DOOR., ET L., CASE NO. 75638, IN THE SUPERIOR COURT OF THE STATE OF CALIFORNIA IN AND FOR THE COUNTY OF NAPA. This case is based upon allegations of negligence, breach of express warranty, breach of implied warranty, breach of contract and strict liability for defective products. This matter is currently in the final phases of mediation pursuant to the California "fast track" rules. Management has aggressively defended the suit.

         DONALD L. BONE, INDIVIDUALLY AND AS TRUSTEE, BONE FAMILY TRUST V. EAGLE WINDOW & DOOR, INC., CASE NO. C96- 03950, IN THE SUPERIOR COURT OF CALIFORNIA IN AND FOR THE COUNTY OF

         CONTRA COSTA. This case is based upon allegations of breach of implied warranty, breach of express warranty, negligence in manufacturer and design, strict liability, negligent misrepresentation and fraud. This matter is currently in the discovery phase of the litigation. Management is vigorously defending this action.

         CD WORLD PUBLISHING PLUS CORP. V. FORTE COMPUTER EASY, INC., AND ARIZONA DISK FULFILLMENT, INC., CASE NO. CV 96-91630, FILED IN THE MARICOPA COUNTY (ARIZONA) SUPERIOR COURT. D. Jess Riddle, a former employee of the Company, is claiming a breach of agreement by the Company to provide services by its former subsidiary, Arizona Disk Fulfillment, Inc. and for failure to return glass CD masters belonging to CD World Publishing Plus Corp. The Company denies the claim. On September 11, 1996, a counterclaim was filed on behalf of the Company asserting damages for breach of agreement, fraud and misrepresentation. The Company is vigorously defending this action.

         RLC FINANCIAL CORP V. FORTE COMPUTER EASY, INC., CASE IN ARBITRATION, MARICOPA COUNTY, ARIZONA. This case is based on a dispute related to an interpretation of the terms of a Financing and Security Agreement dated March 1, 1994 and subsequent negotiations whereby RLC was to collect pledged receivables assigned from a discontinued operation of the Company. RLC has commenced arbitration proceedings against the Company to which the Company has objected. The Company is pursuing action against RLC in Mahoning County Court, Ohio and is vigorously defending against the arbitration proceedings.

         Eagle is also a party to an action before the National Labor Relations Board (the "NLRB"). In early 1996, the Eagle facility was subjected to a union vote; a successful outcome of which would cause Eagle to recognize the International Association of Machinists, AFL-CIO (the "Union") at its facility. The Union vote was successful. In connection with this vote, however, approximately 47 ballots were not included in the final tally and the outcome was disputed. Shortly after the disputed outcome, the NLRB agreed to include 9 of the disputed ballots in the final vote. The NLRB refused to include the remaining 38 ballots alleging that these ballots were cast by supervisors and not appropriately included for purposes of the Union vote. Eagle contested this analysis and the 8th Circuit Court of Appeals ruled in its favor. The NLRB did not appeal this decision and the 47 disputed ballots will be included in the final tally. Eagle is presently awaiting the results of this recount by the NLRB.

         A former employee of the Company has filed a lawsuit against the Company in Maricopa County (Arizona) Superior Court, seeking damages (trebled under Arizona's wage statutes) in excess of $120,000 plus attorneys' fees. The dispute arises out of a written employment agreement between the Company and the former employee, pursuant to which the Company agreed to pay the former employee a non-recoverable base draw of $36,000 per year. The former employee alleges that the Company was also obligated to pay him a commission of 5% of his net sales in addition to the base draw. The Company asserts that the commission is payable against the base draw and has filed a counterclaim against the former employee for approximately $54,000. The Company believes this suit is without merit and is vigorously defending this position. The suit is scheduled for trial on April 27, 1997.

         The Company is not a party to any other pending or, to the knowledge of the Company, threatened legal proceedings that it believes will have a material impact on the Company's business.

ITEM 3.  DESCRIPTION OF PROPERTY

         Eagle. Eagle operates in a facility located at 375 East Ninth street, Dubuque, Iowa, which consists of approximately 320,000 square feet. This facility also includes the administrative offices of Eagle. Eagle also has an interest in a facility located at 1000 Jackson Street, Dubuque, Iowa, which is comprised of approximately 12,000 square feet. This facility houses inside sales and purchasing offices for Eagle. The premises are leased on a month-to-month basis. Eagle also leases distribution facilities in Bellevue, Washington and Denver, Colorado.

         Taylor. The operations of Taylor are located at 631 North First Street, West Branch, Michigan, which is comprised of approximately 210,000 square feet. This facility also includes the administrative offices of Taylor.

         Mallyclad. The Mallyclad facility is located at 31301 Mally Road, Madison Heights, Michigan, and is comprised of approximately 39,000 square feet of a 53,000 square foot facility. The facility was built in 1965 and is leased to Mallyclad by its former owner.

         Forte. The Forte facility is located at 1350 Albert Street, Youngstown, Ohio and is comprised of approximately 120,000 square feet. This facility houses the executive offices and manufacturing facilities for Forte, Inc. and the Company.

         Management believes the Company's current manufacturing facilities are sufficient to meet its current and projected manufacturing needs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the beneficial ownership of the Company's Common Stock and Preferred Stock as of January 27, 1997, by (i) each beneficial owner of more than 5% of the Company's Common Stock or Preferred Stock, (ii) each director of the Company, (iii) each executive officer of the Company, and (iv) all executive officers and directors as a group. The terms of the Series A Preferred Stock is discussed above under "DESCRIPTION OF BUSINESS -- GENERAL" and elsewhere in this registration statement. This information was determined in accordance with Rule 13(d)-3 under the Securities Exchange Act of 1934, as amended, and is based upon the information furnished by the persons listed below. Except as otherwise indicated, each shareholder listed possesses sole voting and investing power with respect to the shares indicated as being beneficially owned.

                                            Number of
                                            Shares                Percent of
Name and Address                            Beneficially Held      Ownership   Class of Stock
----------------                            -----------------     ----------   --------------

Frank J. Amedia(1)                             33,593,262(2)          61.2%        Common

John Masternick                                 3,696,799(3)           7.5%        Common
20 East Liberty Street
Girard, Ohio 44420

Anthony E. DePrima                              3,029,692(4)           6.1%        Common
c/o Forte Computer Easy, Inc.
1450 Albert Street
Youngstown, Ohio  44505

Charles E. Trebilcock(1)                          508,333(5)           1.0%        Common

George S. Hofmeister(1)                            25,000               *          Common

David McKelvey(1)                                       0(6)            *          Common

James E. Phillips(1)                                    0               0          Common

Joseph Dominijanni(1)                              20,000               *          Common

W.R. Jackson, Jr.(1)                                    0               0          Common

John J. Cafaro(1)                                       0               0          Common

AAP Holdings, Inc.                             33,593,262(7,9)        61.2%        Common
100 S. Broadway Avenue
Salem, Ohio 44460

All directors and executive officers as
  a group (9 persons)                          37,843,394(8)          67.1%        Common

AAP Holdings, Inc.                              1,000,000(9)         100.0%        Series A
100 S. Broadway Avenue                                                             Preferred
Salem, Ohio 44460


(1)  c/o Forte Computer Easy, Inc., 1350 Albert Street, Youngstown, Ohio 44505.

(2) Includes 4,262,440 shares of common stock which are subject to unexercised options that were exercisable on January 27, 1997 or within sixty days thereafter. Also includes an additional 1,718,422 unissued shares of common stock which the Company is obligated to issue to Mr. Amedia and 324,323 outstanding shares of common stock which Forte, Inc. holds and is obligated to transfer to Mr. Amedia in connection with the acquisition of Forte, Inc. in June 1994. Does not include 1,000,000 shares of common stock which are subject to options granted subsequent to January 27, 1997.

(3) Includes 455,258 shares of common stock which are subject to unexercised options that were exercisable on January 27, 1997 or within sixty days thereafter.

(4) Includes 1,000,000 shares of common stock which are subject to unexercised options that were exercisable on January 27, 1997 or within sixty days thereafter.

(5) Includes 258,333 shares of common stock owned individually and 250,000 shares held by a custodian for the benefit of an individual retirement account of Mr. Trebilcock. In addition, LGL Company, owned by Lionel Trebilcock, brother of Mr. Trebilcock, owns common shares. Mr. Trebilcock does not have any beneficial interest in or control over the shares owned by either LGL Company or Lionel Trebilcock. On October 3, 1994, Robert Trebilcock, son of Mr. Trebilcock, purchased common shares, and Mr. Trebilcock does not have any beneficial interest in or control over such shares.

(6) Does not include 250,000 shares of common stock subject to options granted subsequent to January 27, 1997.

(7) Does not include 8,798,322 shares of common stock which are subject to unexercised options that are exercisable only upon the occurrence of certain contingencies. Includes 27,288,077 shares of common stock owned by Amedia, 1,718,422 shares of common stock issuable to Amedia by the Company, 324,323 shares of common stock that Forte, Inc. is obligated to transfer to Amedia, and 4,262,440 shares of common stock subject to unexercised options that were exercisable on January 27, 1997 or within sixty days thereafter. In connection with the transaction between AAPH and the Company, Amedia granted AAPH an irrevocable proxy to vote all shares of Common Stock currently or hereafter owned by Amedia in favor of the reincorporation of the Company from a Utah corporation to a Delaware corporation (including a one-for-ten reverse stock split), any matters submitted to the shareholders of the Company relating to the repayment of amounts owing to MascoTech, Inc. from AAPH under those certain Promissory Notes dated August 29, 1996 in the original principal amount of $8,000,000, and any matters submitted to the shareholders of the Company as to which the shares of Series A Preferred Stock are not permitted to vote in accordance with their terms but would have been permitted to vote had such shares of Series A Preferred Stock been converted into common stock in accordance with their terms prior to the record date for such vote. The proxy expires on December 31, 1997.

(8) Includes 5,717,698 shares of common stock which are subject to unexercised options that were exercisable on January 27, 1997 or within sixty days thereafter as described above and 2,042,745 shares of common stock the Company and Forte, Inc. are obligated to issue to Mr. Amedia.

(9) George S. Hofmeister, Chairman of the Board of Directors of the Company, is the controlling shareholder of the corporate parent of AAPH.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the names, ages and positions of directors and executive officers of the Company as of March 1, 1997. The Board of Directors of the Company currently consists of nine (9) members. Directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. Officers are chosen by and serve at the discretion of the Board of Directors. A summary of the background and experience of each of these individuals is set forth after the table.


Name                        Age          Position
----                        ---          --------

George S. Hofmeister        45           Chairman of the Board

Frank J. Amedia             44           President, Chief Executive Officer and Director

John J. Cafaro              45           Director

Joseph Dominijanni          40           Director and Treasurer

W.R. Jackson, Jr.           63           Director

John Masternick             71           Director

James E. Phillips           40           Director

Charles E. Trebilcock       70           Director

James K. Warren             32           Director

David McKelvey              44           Secretary


     George S. Hofmeister has served as Chairman of the Board since December 19, 1996. Mr. Hofmeister has served as Chief Executive Officer and Chairman of the Board of American Commercial Holdings, Inc., the parent company of AAP Holdings, Inc. ("AAPH"), since December 15, 1995 and continues to serve in such roles. Mr. Hofmeister also continues to serve as Vice Chairman of Tube Products, Inc., a manufacturer of automobile exhaust systems. Mr. Hofmeister has held that position since February 14, 1996. From June 1, 1991 until December 15, 1995, Mr. Hofmeister served as Chief Executive Officer and Chairman of the Board of EWI, Inc., a manufacturer of automotive metal stampings.

     Frank J. Amedia has been a director of the Company since June 8, 1994 and now also serves as the President and Chief Executive Officer. Mr. Amedia was the founder and served as the President of Forte, Inc. from its inception in 1989. Prior thereto, Mr. Amedia was a manufacturer's representative in the fenestration business.

     John J. Cafaro joined the Board of Directors in December 1996. Mr. Cafaro also serves as the Executive Vice President of The Cafaro Company, a major domestic shopping mall developer engaged in the ownership, operation and management of Enclosed Regional Shopping Centers. Mr. Cafaro has been a principal officer of The Cafaro Company for the past 20 years.

     Joseph Dominijanni has served as the Company's Treasurer since December 19, 1996. Mr. Dominijanni has also served as the Vice President - Finance of AAP since its inception. Mr. Dominijanni also currently serves as Vice President - Finance of American Commercial Holdings, Inc. ("ACH"), the parent corporation of AAPH, and American Commercial Industries, Inc., ("ACI"), which is principally engaged in the manufacturing of automotive components. Mr.

Dominijanni joined ACH and ACI in May 1996. Mr. Dominijanni served as Vice President - Finance of EWI, Inc. a manufacturer of automotive metal stampings, from June 1990 until April 1996.

     W.R. Jackson, Jr. has served as a director of the Company since December 19, 1996. Mr. Jackson has also served since 1982 on the Board of Directors of Pitt-Des Moines, Inc., a steel construction, engineering and metal products manufacturer. Mr. Jackson was also President and Treasurer of Pitt-Des Moines, Inc. from 1983-1987.

     John Masternick has been a director of the Company since June 14, 1994. Mr. Masternick is a practicing attorney in Girard, Ohio, and is the Chairman of the Board of Directors of Omni Manor, Inc. and Windsor House, Inc., owners and operators of skilled nursing and extended care facilities in northeastern Ohio and western Pennsylvania.

     James E. Phillips has been a member of the Company's Board of Directors since December 19, 1996. Mr. Phillips is also an attorney practicing with the law firm of Arter & Hadden since 1985. Additionally, Mr. Phillips has served as President and director of GPI Incorporated ("GPI"), Profile Extrusion Company ("PEC") and Daymonex Limited ("Daymonex") since April 1, 1994, April 1, 1994, and May 2, 1996, respectively. GPI, PEC and Daymonex are engaged in the aluminum extrusion industry.

     Charles E. Trebilcock has been a director of the Company since June 14, 1994. Since 1964, Mr. Trebilcock has served as Chairman of Liberty Industries, Inc., an Ohio-based manufacturer of industrial lumber packaging products and equipment. Mr. Trebilcock is also a partner in Kings Company, which is also a manufacturer of industrial lumber packaging products and equipment.

     James K. Warren has been a director of the Company since February 27, 1997. Mr. Warren holds the office of Vice President - Corporate Planning of American Architectural Products, Inc., a subsidiary of Forte Computer Easy, Inc. Since February 1, 1996, Mr. Warren has been employed by American Commercial Industries, Inc. as its Vice President - Corporate Planning. During the same time, Mr. Warren has also held the position of Vice President - Corporate Planning for American Commercial Holdings, Inc. the parent company of ACI and AAPH. Mr. Warren was previously a practicing attorney with the law firm of Arter & Hadden.

     David McKelvey joined the Company in August 1995 and has served as the Company's Secretary since December, 1996, prior to which he served as its Vice President. Prior to joining the Company, Mr. McKelvey was Executive Vice President of Administration and Development for The Cafaro Company, a major domestic shopping mall developer engaged in the ownership, operation and management of enclosed regional shopping centers. From 1992 through 1995, Mr. McKelvey also served as Executive Regional Director of Real Estate for The Cafaro Company.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table summarizes all compensation paid to the Company's Chief Executive Officer and all other executive officers of the Company whose total annual salary and bonus exceeds $100,000 (the "Named Executive Officers") for services rendered in all capacities to the Company and its subsidiaries during the fiscal year ended December 31, 1996.

                                                                               LONG TERM
                                            ANNUAL COMPENSATION               COMPENSATION
                                            -------------------               ------------
                                                           OTHER ANNUAL   RESTRICTED    ALL OTHER
      NAME AND          YEAR ENDED    SALARY      BONUS    COMPENSATION     STOCK      COMPENSATION
 PRINCIPAL POSITION    DECEMBER 31,    ($)         ($)        ($)(2)        AWARDS         ($)
-------------------    ------------  --------     -----    ------------   -----------  ------------
Frank J. Amedia,          1996       168,718        0           --            --            --
President and
Chief Executive           1995       193,000        0           --            --            --
Officer(1)
                          1994       137,294        0           --            --            --

(1) The amount of compensation paid to Mr. Amedia for 1994 consists of $47,384 paid from October 1, 1993 through June 7, 1994 (paid by Forte) and an additional $89,910 paid to Mr. Amedia following the closing of the Forte acquisition on June 7, 1994.

(2) Other compensation to Mr. Amedia did not exceed $50,000 or 10% of his total annual salary and bonus during any fiscal year.

         No stock options previously granted to the executive officers were subject to repricing during the fiscal year ended December 31, 1996. The Company does not have a long term incentive plan established for the benefit of its executive officers or directors.

         No stock options, stock appreciation rights or restricted stock awards were granted as compensation to any officers, directors or employees of the Company or its subsidiaries during either of the fiscal years ended December 31, 1994 or December 31, 1995. The Company entered into definitive stock option agreements with Mr. Amedia and Mr. Masternick dated December 18, 1996, memorializing the terms of stock options granted in 1994.

         The following table sets forth certain information concerning each exercise of stock options during the year ended December 31, 1996 by each of the Named Executive Officers and the aggregated fiscal year-end value of the unexercised options of each Named Executive Officer.

        Aggregated Option Exercises in Fiscal 1996 and Option Value as of December 31, 1996
----------------------------------------------------------------------------------------------------
      Name          Shares       Value       Number of unexercised      Value of unexercised in-the-
                 acquired on    realized     options/SARs at fiscal       money options/SARs at
                 exercise (#)     ($)          year end (#)               fiscal year end ($)(1)
----------       ------------   --------  ---------------------------   ----------------------------
                                          Exercisable   Unexercisable   Exercisable    Unexercisable
----------       ------------   --------  -----------   -------------   -----------    -------------
Frank J. Amedia       0            $0      4,262,440         0           $2,530,824          0

(1) Based on average of reported bid and ask prices for the Common Stock on December 31, 1996.

COMPENSATION OF DIRECTORS

         No cash remuneration was paid to the directors of the Company, in their capacities as directors, during the financial year ended December 31, 1996. The Company reimburses directors for travel expenses incurred in connection with attending meetings of the board of the directors.

EMPLOYMENT CONTRACTS

         The Company was a party to an employment agreement with Anthony E. DePrima who served as Executive Vice President and Director of the Company. This agreement had a term extending through December 31, 1995 (subject to renewal). Mr. DePrima's base compensation under this agreement was $120,000 per annum, plus an incentive bonus equal 5% of the net profits of the Company. The Company also provided a car for Mr. DePrima and assumed the cost of his legal malpractice insurance. The Company exercised its option to terminate Mr. DePrima's employment agreement effective December 31, 1995. Effective May 15, 1996, the Company retained Mr. DePrima as a business and legal consultant for a twelve-month term. In connection therewith, the Company agreed to pay Mr. DePrima a consulting fee of $1,500 per month.

         ADF was, at the time of the sale by the Company of the common stock of ADF, a party to an employment agreement with James W. Schmidt. Mr. Schmidt, along with his wife, purchased ADF from the Company in August of 1996. Accordingly, the Company has no ongoing liability to Mr. Schmidt with respect to this employment agreement.

EMPLOYEE STOCK OPTION PLANS

         1992 Incentive Stock Option Plan. In May of 1992, the Board of Directors of the Company adopted an Employee Incentive Stock Option Plan (the "Option Plan"). Options to purchase an aggregate of up to 5,000,000 shares of the Company's common stock are authorized under the Option Plan. Options granted under the Option Plan have a maximum duration of ten years from the date of grant. In connection with the acquisition of Forte in June of 1994, Mr. Amedia and Mr. Masternick (the former shareholders of Forte) received options to purchase an aggregate of 4,717,698 shares of the Company's common stock at $.375 per share. The aforementioned options were issued in contemplation of the Company effectuating a reverse stock split. Until such reverse stock split is effectuated or until such time as additional shares of the Company's common stock are authorized or purchased as treasury shares, these options will not be exercisable.

         1996 Stock Option Plan. The Company's 1996 Stock Option Plan (the "1996 Plan"), which was approved by the shareholders of the Company, authorizes the Board to grant options to Directors and employees of the Company to purchase in the aggregate an amount of shares of Common Stock equal to 10% of the shares of Common Stock issued and outstanding from time to time, but which aggregate amount shall in no event exceed 10,000,000 shares of Common Stock. Directors, officers and other employees of the Company who, in the opinion of the Board of Directors, are responsible for the continued growth and development and the financial success of the Company are eligible to be granted options under the 1996 Plan. Options may be nonqualified options, incentive stock options, or any combination of the foregoing. In general, options granted under the 1996 Plan are not transferable and expire ten (10) years after the date of grant. The per share exercise price of an incentive stock option granted under the 1996 Plan may not be less than the fair market value of the Common Stock on the date of grant. Incentive stock options granted to persons who have voting control over 10% or more of the Company's capital stock are granted at 110% of the fair market value of the underlying shares on the date of grant and expire five years after the date of grant. No option may be granted after December 19, 2006.

         The 1996 Plan provides the Board of Directors with the discretion to determine when options granted thereunder will become exercisable. Generally, such options may be exercised after a period of time specified by the Board of Directors at any time prior to expiration, so long as the optionee remains employed by the Company. No option granted under the 1996 Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by the optionee.

         As of December 31, 1996, options to purchase a total of 14,663,870 shares of the Company's common stock were outstanding, including options to purchase 8,798,322 shares issued to AAPH on December 18, 1996, with exercise prices ranging from $.25 to $.50 per share.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In connection with a loan of $100,000 from Jack Martinez to the Company, in 1988 two shareholders transferred 250,000 shares each to Mr. Martinez as additional consideration for such loan. In November 1993, the Board of Directors of the Company authorized the issuance of 250,000 shares of common stock to each of those shareholders, Anthony E. DePrima and D. Jess Riddle, both of whom were officers and directors of the Company at the time, to replace the shares which each of them had transferred to Mr. Martinez.

         Pursuant to an Agreement and Plan of Reorganization dated on May 27, 1994, which was consummated on June 8, 1994 (as amended, the "Forte Agreement"), Forte became a wholly owned subsidiary of the Company. Pursuant to that transaction, as modified, the Company agreed to issue to the prior Forte shareholders a total of 32,479,290 shares of the Company's common stock, consisting of 29,346,499 shares to Amedia, of which 27,628,077 have been issued (with the balance of 1,718,422 to be issued by the Corporation when there are sufficient authorized shares available), and 3,132,791 shares to Masternick. As part of the same transaction, options were granted to Amedia and Masternick to purchase 4,262,440 shares and 455,258 shares, respectively, of the Company's common stock at $.375 per share. In addition, the Company realized $250,000 from the sale of 1,000,000 Series A Preferred shares at $0.25 per share to Forte under the Forte Agreement. Forte had assigned its rights to acquire the Series A Preferred shares at $.37 per share to a group of accredited investors, resulting in the investors purchasing 675,677 shares and Forte acquiring 324,323 shares. The 324,323 shares of the Company's common stock acquired by Forte are to be issued to Amedia as a former shareholder of Forte. These shares have not yet been issued and are in addition to the 1,718,422 shares which, as noted above, the Company is obligated to issue to Amedia.

         In connection with the Company's acquisition of the stock of Forte in June of 1994, the Company also entered into an agreement with D. Jess Riddle, a former officer and director of the Company, regarding certain matters. Under this Agreement, for a period of ninety days following the closing of the transaction, the Company had a right of first refusal to acquire 500,000 shares of Company common stock held by Riddle. During the same time period, the Company also had an exclusive option to acquire 1,200,000 shares of Company common stock held by Riddle at $.40 per share. If the option was not exercised in the first ninety days of the option period, then the Company had an additional 270 days to acquire such shares at $.50 per share. If the Company purchased all 1,200,000 shares from Riddle, then simultaneously with the payment for the last shares, the Company could purchase at $.15 per share certain options previously granted to Riddle to acquire 1,000,000 shares (the "Riddle Option"). If, within 180 days after the closing of the transaction, the market price of the Company's common stock exceeded $1.50 per share, then the exercise price for the Company to acquire any unpurchased portion of the 1,200,000 Riddle shares would be adjusted to $.75 per share. The Company also agreed to retain Riddle as a consultant for six months following closing of the transaction at a compensation rate equal to his base salary (with no commission override) as in effect prior to the closing. The Company also agreed to pay Riddle $3,000 on the first day of each month until the first 500,000 Riddle shares were sold, or the end of ninety days after the close of the transaction, whichever occurred first. On September 15, 1994, Riddle and Forte agreed to several modifications of this Agreement, as follows:
(i) Riddle was permitted to sell 500,000 shares at $.60 per share to four separate investors; (ii) designees of Forte purchased 750,000 shares from Riddle at $.40 per share; (iii) Forte, or its designees, could purchase the remaining

500,000 shares owned by Riddle at $.50 per share prior to the expiration date of the original 360 day period following closing of the Forte acquisition transaction; and (iv) If Forte purchased all the remaining 500,000 shares owned by Riddle within the 360 day period following closing of the Forte acquisition transaction, the Company could repurchase the Riddle Option at $.15 per share.

         Subsequent to December 31, 1995, the Company entered into an agreement with Riddle pursuant to which the Company would purchase all remaining shares of the Company's common stock owned by Riddle. The shares and 1,000,000 options were acquired in exchange for (i) the discharge of approximately $180,000 in indebtedness owing from CD World, a company owned by Riddle, to Arizona Disk Fulfillment, Inc. ("ADF") and (ii) for a $195,000 credit in favor of Riddle or his nominees against the retail price of goods and services of ADF.

         In connection with the Forte transaction in June of 1994, the Company entered into separate stock option agreements, dated June 7, 1994, whereby the Company obtained the right, for a period of one (1) year from June 8, 1994, to purchase 30% of the shares owned by certain large shareholders of the Company for $.50 per share. Anthony E. DePrima, a director and former officer of the Company, was a party to such an agreement with the Company. The Company did not exercise any of these options, which expired on June 8, 1995.

         In June, 1994, Forte purchased all of the issued and outstanding shares of MoCorp Air, Inc. ("MoCorp") from Amedia for $215,000, which consisted of the assumption by Forte of the balance due from MoCorp to Cessna Financing Company in the amount of $147,902 and seller-provided financing for the balance of the purchase price of $67,098. The total consideration paid by Forte represented the estimated value of the sole asset of MoCorp, a Cessna Chieftain Piper Aircraft, U.S. Registration No. N27363.

         In connection with the Reorganization Agreement between the Company and AAPH, the Company and its subsidiary, American Architectural Products, Inc. ("AAP"), agreed to use their best efforts to secure the release of Amedia, Masternick and Hofmeister from all obligations as either a co-obligor or guarantor of Company or AAP debt. See "DESCRIPTION OF BUSINESS -- Description of Business." In addition, the Company agreed to indemnify, defend and hold harmless Amedia, Masternick and Hofmeister against any loss, cost or expense which any of them may incur as a result of being a co-obligor or guarantor of any Company or AAP debt. Furthermore, the Company and AAPH agreed not to dispose of assets securing any Company or AAP debt without the prior written consent of any person who is a co-obligor or guarantor of such debt.

         Forte performs management services for 78 rental units owned by Amedia and his wife. Such services involve accounting, performing maintenance, making repairs and coordinating tenant requirements. Mr. Amedia and his wife paid the Company $52,257 for such services during the year ended December 31, 1996, $49,804 during the year ended December 31, 1995, and $29,925 during the year ended December 31, 1994.

         Upon consummation of the transaction contemplated by the Reorganization Agreement, the Company agreed that AAP would pay a management fee to AAPH of $250,000 during 1997 and to reimburse AAPH and its affiliates for out-of-pocket expenses incurred in providing services to AAP. The management fee agreement will terminate on December 31, 1997. In addition, the Company agreed to pay AAPH an acquisition consulting fee of one percent (1%) of the transaction price of each acquisition transaction consummated by the Company with respect to which AAPH or its affiliates provides acquisition consulting services. For purposes of calculating the acquisition fee, the transaction price means the aggregate amount of consideration paid by the Company or its affiliates for the acquisition in the form of cash, stock, stock options, warrants, debt instruments and other assumed liabilities. The acquisition consulting fee agreement will terminate on December 31, 1997, except with respect to acquisition transactions already in progress at such date.


ITEM 8.  DESCRIPTION OF SECURITIES.

COMMON STOCK

         As of December 31, 1996, the Company's authorized common stock consisted of 50,000,000 shares, $.01 par value per share. As of September 30, 1996, 48,610,111 shares of common stock were issued and 48,605,794 shares were outstanding. Effective April 1, 1997, the Company reincorporated as a Delaware corporation. In connection with this reincorporation, the number of shares of the Company's authorized common stock, $.001 per share par value, was set at 100,000,000. Holders of the Company's common stock are entitled to one vote for each share held of record by them of record on all matters submitted to a vote of the shareholders. At any meeting of the Company's shareholders, the presence, in person or by proxy, of a majority of the outstanding shares of common stock constitutes a quorum. Unless otherwise provided by applicable law or by the Company's articles of incorporation, the affirmative vote of a majority of the shares of common stock represented at any such meeting constitutes an act of the Company's shareholder. Pursuant to applicable law, the Company generally has the right to redeem outstanding shares of common stock. No holder of the Company's common stock has any preemptive rights to additional shares of common stock issued in the future. Holders of common stock will be entitled to receive dividends ratably when, as and if declared by the Board of Directors of the Company in its discretion out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share ratably in all assets of the Company remaining after payment of liabilities and liquidation preferences to the holders of any shares of preferred stock then outstanding. The holders of the common stock will have no preemptive, conversion or other subscription rights and will not be subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the common stock. The rights of holders of the Company's common stock will be subject to the rights of the holders of any preferred stock which may be outstanding from time to time.

PREFERRED STOCK

         The Company's Certificate of Incorporation, as amended, authorizes the issuance of 20,000,000 shares of serial preferred stock, par value $0.001 per share. On December 11, 1996 the Company's Board of Directors designated a series of preferred stock as "Series A Convertible Preferred Stock" and authorized the issuance of 1,000,000 shares thereof. The Series A Convertible Preferred Stock ("Series A Preferred") is convertible into the aggregate number of shares of Common Stock which would equal sixty percent of the issued and outstanding shares of Common Stock on December 19, 1996, assuming all shares of Series A Preferred were converted in full and all shares issuable to Amedia were issued and outstanding. The Series A Preferred is only convertible, and is automatically converted, into Common Stock at such time as the Company or any successor corporation has sufficient authorized shares of common stock to permit such conversion.

         The holders of Series A Preferred have the right to vote together with the holders of common stock as a single class on all matters submitted to a vote of the Company's shareholders, with each share of Series A Preferred having the same number of votes as the number of share of Common Stock into which such share of Series A Preferred would be convertible if converted in full on the record date for such shareholder vote. No dividends may be paid with respect to the Common Stock unless, at the same time, a dividend is paid with respect to the Series A Preferred. Any dividends paid shall be allocated pro rata among the holders of the Common Stock and Series A Preferred as though the Series A Preferred had been converted in full to Common Stock on the date of such dividend payment. Finally, the Series A Preferred has a liquidation preference over the Common Stock in the amount of $.10 per share. Any amounts remaining to be paid to the Company's shareholders upon liquidation shall be allocated pro rata among the holders of Common Stock and Series A Preferred as though the Series A Preferred had been converted in full to Common Stock upon such liquidation.

AUDITORS, REGISTRAR AND TRANSFER AGENT

         The Company's independent accountants and auditors of the books of account for the Company are BDO Seidman LLP of Detroit, Michigan. Registrar and Transfer Agent for the Company's common stock is American Securities Transfer & Trust, Inc. of Denver, Colorado.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The shares of common stock of the Company are not listed on any exchange. Brookstreet Securities, Paulson Investment, Paragon Capital Corporation, and Fahnestock & Co. have served as market makers for the Company's common stock shares. The following table represents the range of high and low bid prices for each quarter commencing January 1, 1994, through December 31, 1996. The range of bids reflects actual transactions for the shares traded during these periods, separate and apart from any interdealer prices, without taking into account any retail mark up, mark down or commission.


Period                      High                 Low
------                      ----                 ---


1994
----

1st quarter                  .50                 .25

2nd quarter                  .50                 .25

3rd quarter                  .875                .5625

4th quarter                  .625                .4025


1995
----

1st quarter                  .50                 .3125

2nd quarter                  .5625               .3125

3rd quarter                  .3125               .125

4th quarter                  .125                .0625


1996
----

1st quarter                  .25                 .125

2nd quarter                  .125                .03125

3rd quarter                  .5625               .03125

4th Quarter                  .6875               .4200


         There were approximately 464 holders of record of the shares of the Company as of February 20, 1997. The Company has never paid any dividends on its outstanding common shares. The current Board of Directors of the Company does not presently intend to implement a policy respecting the payment of regular cash dividends on the common shares and it is unlikely that dividends will be paid on the common shares in the immediate future. The Board of Directors will review this policy from time to time depending on the financial condition of the Company and other factors that the Board of Directors may consider appropriate in the circumstances. In addition, the ability of the Company to pay dividends is limited by various loan and financing agreements. As of December 31, 1996, options to purchase a total of 14,663,870 shares of the Company's common stock were outstanding, including options to purchase 8,798,322 shares issued to AAPH on December 18, 1996.

ITEM 2.  LEGAL PROCEEDINGS

         See Part I, Item 2.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         On February 17, 1997, Semple & Cooper, P.L.C. ("Semple & Cooper") resigned as the principal accountant of the Company. Semple & Cooper's reports on the Company's financial statements for the past two years contained no adverse opinion and no disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. In the Company's two most recent fiscal years and the subsequent interim period preceding the resignation of Semple & Cooper, there were no disagreements with Semple & Cooper on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Semple & Cooper, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports. Semple & Cooper furnished the Company with a letter addressed to the Securities and Exchange Commission pursuant to Item 304(a)(3) of Regulation S-K, which was filed by the Company on Form 8-K/A dated February 21, 1997.

         The board of directors of the Company approved the engagement of BDO Seidman LLP as independent accountants and auditors of the books of account for the Company and to advise the Company on accounting matters. The Company's engagement of BDO Seidman LLP became effective as of February 17, 1997.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Within the past three (3) years, the Company has made sales of securities as described below. In each instance there were no underwriters and the securities were sold as part of private placements. To the best of the Company's knowledge, in each instance each purchaser was an accredited investor, as defined by Regulation D under the Securities Act of 1933, as amended, and each purchaser was acquiring the shares for purposes of investment only.

Date                 Title                               Amount
----                 -----                               ------

March 31, 1994       Common Voting        1,900,000 to nine (9) former shareholders of
                                          ADF in exchange for all the issued and
                                          outstanding shares of ADF, valued at
                                          approximately $742,000
June 8, 1994         Series A Preferred   1,000,000 sold to Forte at $.25 per share,
                                          for which the Company received $250,000;
                                          Forte resold 675,677 shares to seven (7)
                                          individual investors at $.37 per share.  All
                                          of these shares were converted to Common
                                          Stock effective as of December 8, 1994
June 8, 1994         Common Voting        32,479,290 shares to two (2) individuals in
                                          exchange for all shares of Forte, of which
                                          30,760,868 have been issued to the
                                          shareholders of Forte, together with options
                                          to acquire 4,717,698 shares at $.375 per
                                          share.  The consideration received by the
                                          Company was valued at approximately $3.6
                                          million.
June 14, 1994        Common Voting        337,500 shares sold to three (3) investors at
                                          $.40 per share, for the total consideration
                                          paid to the Company of $135,000.
July 25, 1994        Common Voting        100,000 shares at $.50 per share sold to one
                                          (1) investor, 100,000 at $.60 per share sold
                                          to three (3) investors, 97,272 shares at $.55
                                          per share to one (1) investor and 30,000
                                          shares at $.55 per share sold to one (1)
                                          investor.  The total consideration received
                                          by the Company was $126,500 in cash and
                                          cancellation of $53,500 in indebtedness.
October 11, 1994     Common Voting        800,002 shares issued to debenture holders
                                          of Forte in exchange for $300,000 of
                                          principal amount of Debentures
December 8, 1994     Common Voting        1,000,000 shares issued to Forte and seven
                                          (7) other investors pursuant to conversion of
                                          1,000,000 shares of the Company's Series A
                                          Preferred Stock
December 29, 1994    Common Voting        8,333 shares sold to one investor for $5,000
                                          and 157,660 shares issued to a creditor in
                                          exchange for cancellation of indebtedness in
                                          the amount of $86,713

May 19, 1995         Common Voting        100,000 shares sold to one (1) investor for
                                          $50,000, subject to "put" options which
                                          allow the purchaser to sell the shares back to
                                          the Company for $.625 per share on May 19,
                                          1996 and $.75 per share on May 19, 1997
May 23, 1995         Common Voting        266,667 shares issued to debenture holders
                                          of Forte in exchange for $100,000 principal
                                          amount of Debentures
June 14, 1995        Common Voting        50,000 shares sold to one (1) investor for
                                          $25,000, subject to "put" options which allow
                                          the purchaser to sell the shares back to
                                          the Company for $.625 per share on June 14,
                                          1996 and $.75 per share on June 14, 1997
September 24, 1996   Common Voting        452,000 shares sold to two (2) investors for
                                          $.25 per share. The total consideration
                                          received by the Company was $113,000.



ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         The certificate of incorporation of the Company does not limit the indemnification provisions provided by Delaware law. In addition, Section 11 of the Company's certificate of incorporation provides as follows:

           11. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing contained herein shall eliminate or limit the liability of a director of the Corporation to the extent provided by applicable laws (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) for authorizing the payment of a dividend or repurchase of stock, or (iv) for any transaction from which the director derived an improper personal benefit. The limitation of liability provided herein shall continue after a director has ceased to occupy such position as to acts or omissions occurring during such director's term or terms of office.

                          INDEPENDENT AUDITORS' REPORT



To The Board of Directors of
Forte Computer Easy, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheet of Forte Computer Easy, Inc. and Subsidiaries as of December 31, 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the consolidated financial position of Forte Computer Easy, Inc. and Subsidiaries as of December 31, 1995, and the consolidated results of its operations, changes in stockholders' equity, and cash flows for the year then ended, in conformity with generally accepted accounting principles.


Semple & Cooper, P.L.C.
Phoenix, Arizona

May 28, 1996

                    FORTE COMPUTER EASY, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                   (UNAUDITED)         Year Ended
                                                  September 30,       December 31,
                                                      1996                1995
                                                      ----                ----
Current Assets:
   Cash                                           $   255,549         $   143,254
   Accounts receivable, less allowance for
     doubtful accounts and returns of
     $0 and $299,939, respectively                    198,394             437,160
   Inventory                                        1,782,078           1,666,832
   Prepaid expenses                                    15,002              31,474
   Costs and estimated earnings in
     excess of billings on
     uncompleted contracts                             43,574             246,472
                                                  -----------         -----------

        Total Current Assets                        2,294,597           2,525,192
                                                  -----------         -----------
Property, Plant and Equipment:
   Land                                                74,969              74,969
   Buildings and improvements                       2,968,203           2,957,795
   Equipment, machinery and tooling                 1,839,282           2,099,581
   Office furniture and equipment                      85,423             122,709
   Vehicles                                           171,725             140,787
   Airplane                                                --             207,600
                                                  -----------         -----------
                                                    5,139,602           5,603,441
   Less: accumulated depreciation                  (1,118,303)         (1,196,182)
                                                  -----------         -----------

                                                    4,021,299           4,407,259
                                                  -----------         -----------
Other Assets:
   Net assets of discontinued operations                   --              74,000
   Goodwill, net                                      318,926             360,533
   Other intangible costs, net                         29,598              27,170
   Deposits and other                                   2,913               3,467
                                                  -----------         -----------

                                                      351,437             465,170
                                                  -----------         -----------

                                                  $ 6,667,333         $ 7,397,621
                                                  ===========         ===========



               The Accompanying Notes are an Integral Part of the
                        Consolidated Financial Statements

                    FORTE COMPUTER EASY, INC. AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEETS (Continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                   (UNAUDITED)          Year Ended
                                                   September 30,       December 31,
                                                       1996                1995
                                                       ----                ----
Current Liabilities:
   Current portion of long-term debt               $   242,000         $   243,438
   Revolving line of credit                            107,906             107,906
   Amount due officer                                   18,013              18,013
   Accounts payable                                    353,673             596,369
   Accrued liabilities                                  53,455             457,170
   Net liabilities of discontinued
     operations                                        209,945                  --
   Accrued costs of discontinued operations                 --             277,619
   Billings in excess of costs
     and estimated earnings on
     uncompleted contracts                              17,408             371,778
                                                   -----------         -----------
        Total Current Liabilities                    1,002,400           2,072,293
                                                   -----------         -----------
Long-Term Debt, Net of Current Portion               4,429,684           4,021,664
Lease Deposit                                            9,575               9,575
Deferred Tax Liability                                  92,273             160,573
                                                   -----------         -----------
                                                     4,531,532           4,191,812
                                                   -----------         -----------
Commitments                                                 --                  --
Stockholders' Equity:
   Preferred stock - $.01 par value;
     20,000,000 shares authorized; no
     shares issued or outstanding                                               --
   Common stock - $.01 par value;
     50,000,000 shares authorized;
     48,460,111 shares issued and
     outstanding; 1,718,422 shares
     subscribed                                        484,601             484,601
   Paid-in capital                                   2,413,902           2,669,485
   Common stock subscribed                              79,143              79,143
   Accumulated deficit                              (1,840,724)         (1,727,609)
                                                   -----------         -----------
                                                     1,136,922           1,505,620
   Less: Treasury stock, 456,317
           shares at cost                               (3,521)           (372,104)
                                                   -----------         -----------
                                                     1,133,401           1,133,516
                                                   -----------         -----------

                                                   $ 6,667,333         $ 7,397,621
                                                   ===========         ===========

               The Accompanying Notes are an Integral Part of the
                       Consolidated Financial Statements

                    FORTE COMPUTER EASY, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                             (UNAUDITED)                         Years Ended
                                          Nine Months Ended                      -----------
                                          -----------------                                (UNAUDITED)
                                    September 30,     September 30,      December 31,      December 31,
                                        1996              1995              1995              1994
                                        ----              ----              ----              ----

Net Revenues                        $  2,635,113      $  4,361,288      $  5,426,260      $  4,396,740

Cost of Revenues                       2,087,032         3,541,366         4,540,722         3,469,117
                                    ------------      ------------      ------------      ------------
Gross Profit                             548,081           819,922           885,538           927,623

Selling, General and
  Administrative                         497,196           532,900           747,659           989,607
                                    ------------      ------------      ------------      ------------
Income Loss                               50,885           287,022           137,879           (61,984)

Other Income (Expense):
   Gain on sale of assets                123,439                --                --                --
   Other income (expense)                 12,841            37,018            22,086            67,721
   Rental income                          71,905            67,596            86,929            68,750
   Interest expense                     (285,646)         (254,879)         (352,403)         (316,735)
   Amortization of
     intangibles                         (49,932)          (44,699)               --           (19,110)
                                    ------------      ------------      ------------      ------------
Income (Loss) from Continuing
  Operations before Provision
  for Income Taxes                       (76,508)           92,058          (105,509)         (261,358)

Provision for Income Tax
  Benefit (Expense)                       29,000           (34,900)           54,971             6,000
                                    ------------      ------------      ------------      ------------
Loss from Continuing Operations          (47,508)          (57,158)          (50,538)         (255,358)

Discontinued Operations:
  Loss from operations of
  software division and disk
  fulfillment division                   (35,454)         (560,990)       (1,149,518)         (186,439)

Loss on disposal of disk
  fulfillment division                   (30,153)               --          (245,419)               --
                                    ------------      ------------      ------------      ------------

Net Loss                            $   (113,115)     $   (503,832)     $ (1,445,475)     $   (441,797)
                                    ============      ============      ============      ============
Earnings per Share
  Income (loss) from
    continuing operations                    (--)               --               (--)              (--)
  Loss of discontinued
    operations and operations
    to be disposed of                        (--)             (.01)             (.03)             (.01)
  Income (loss) from disposal
    of disk and fulfillment
    division                                 (--)               --               (--)               --
                                    ------------      ------------      ------------      ------------
Net Income (Loss)                   $        (--)     $       (.01)     $       (.03)     $       (.01)
                                    ============      ============      ============      ============
Weighted Average Shares
  Outstanding                         49,813,420        49,630,799        50,000,000        32,487,493
                                    ============      ============      ============      ============

               The Accompanying Notes are an Integral Part of the
                        Consolidated Financial Statements

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Unaudited)
        For The Period From December 31, 1993 Through September 30, 1996

                                                                             Common
                                      Shares                   Paid-in        Stock       Treasury     Accumulated       Total
                         Preferred   of Common     Common      Capital      Subscribed      Stock        Deficit         Equity
                         ---------   ---------     ------      -------      ----------      -----        -------         ------
Balance,
  December 31, 1993      $     --    12,901,809   $129,018   $   566,004     $    --     $      --    $  (408,638)   $   286,384

Sale of 1,000,000
  shares of
  preferred stock          10,000            --         --       240,000          --            --             --        250,000
Acquisition of
  subsidiary
  for stock                    --     1,900,000     19,000       505,400          --            --             --        524,400
Reverse merger and
  conversion of S
  Corporation
  losses                       --    30,760,868    307,609       570,342      79,143            --        568,301      1,525,395
Sales of common
  stock                        --       575,833      5,757       260,743          --            --             --        266,500
Common stock
  issued in
  payment of debt              --     1,321,601     13,217       526,996          --            --             --        540,213
Preferred stock;
  1,000,000 shares
  converted to
  common stock            (10,000)    1,000,000     10,000            --          --            --             --             --
Net loss
  (unaudited)                  --            --         --            --          --            --       (441,797)      (441,797)
                         --------    ----------   --------   -----------     -------     ---------    -----------    -----------
Balance,
  December 31, 1994            --    48,460,111    484,601     2,669,485      79,143            --       (282,134)     2,951,095

Acquisition of
  456,317 shares of
  treasury stock,
  at cost                      --            --         --            --          --      (372,104)            --       (372,104)
Net loss                       --            --         --            --          --            --     (1,445,475)    (1,445,475)
                         --------    ----------   --------   -----------     -------     ---------    -----------    -----------
Balance,
  December 31, 1995            --    48,460,111    484,601     2,669,485      79,143      (372,104)    (1,727,609)     1,133,516

Sale of Treasury
  Shares                       --            --         --      (255,583)         --       368,583             --        113,000
Net loss
  (unaudited)                  --            --         --            --          --            --       (113,115)      (113,115)
                         --------    ----------   --------   -----------     -------     ---------    -----------    -----------
Balance,
  September 30, 1996     $     --    48,460,111   $484,601   $ 2,413,902     $79,143     $  (3,521)   $(1,840,724)   $ 1,133,401
                         ========    ==========   ========   ===========     =======     =========    ===========    ===========

               The Accompanying Notes are an Integral Part of the
                       Consolidated Financial Statements

                    FORTE COMPUTER EASY, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                          Nine Months Ended                 Years Ended
                                          -----------------                 -----------
                                     September 30,  September 30,   December 31,      December 31,
                                     -------------  -------------   ------------      ------------
                                         1996           1995             1995             1994
                                         ----           ----             ----             ----
                                                                                       (UNAUDITED)
Cash Flows from Operating
  Activities:
  Net Income (Loss)                    $(113,115)     $(503,832)     $(1,445,475)     $  (441,797)
  Adjustments to reconcile net
    income (loss) to net cash
    provided (used) by
    operating activities:
      Depreciation and
        amortization                     227,451        281,977          378,886          226,634
      Amortization of software
        development costs                     --        141,247          109,899           88,509
      Amortization of
        intangibles                       49,932         65,209           76,078           48,973
      Decrease in provision for
        returns and doubtful
        accounts                              --        (71,947)        (180,468)         (37,250)
      Gain on sale of assets            (123,439)       (77,601)              --           (3,188)
      Increase (decrease) in
        provision for inventory
        obsolescence                          --             --         (284,540)         284,540
      Impairment of intangible
        assets of discontinued
        operations                            --             --          246,083               --
      Cash received from purchase
        of subsidiary                         --             --               --           61,413

Changes in Assets and Liabilities:
   (Increase) Decrease in Assets:
    Accounts receivable                  174,660        591,626        1,272,684         (784,808)
    Inventory                           (115,246)       416,386          908,156       (1,290,398)
    Prepaid expenses                      16,472         68,031           80,204          (25,253)
    Costs and estimated
      earnings in excess
      of billings on
      uncompleted
      contracts                          202,898)       (44,541)          72,848          500,982
    Deposits and intangibles             (10,199)         5,641            5,433           12,921
  Increase (Decrease) in
    Liabilities:
    Accounts payable                    (242,696)      (385,410)      (1,692,059)         547,967
    Accrued liabilities                 (371,904)        25,055          (12,103)         136,373
    Amount due officer                        --             --              713               --
    Accrued costs of
      discontinued operations           (207,827)            --          277,619               --
    Net liabilities of
      discontinued operations            303,945             --               --               --
    Billings in excess of costs
      and estimated earnings on
      uncompleted contracts             (354,370)       124,025          231,618          107,460
    Net deferred tax liability           (68,300)      (308,700)        (154,828)         (10,600)
                                       ---------      ---------      -----------      -----------
        Net cash used by
          operating activities          (631,738)       327,158         (109,252)        (577,792)
                                       ---------      ---------      -----------      -----------


               The Accompanying Notes are an Integral Part of the
                        Consolidated Financial Statements

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                         Nine Months Ended                  Years Ended
                                         -----------------                  -----------
                                    September 30,   September 30,   December 31,    December 31,
                                    -------------   -------------   ------------    ------------
                                       1996             1995           1995             1994
                                       ----             ----           ----             ----
                                                                                     (UNAUDITED)
Cash Flows from Investing
  Activities:
    Capital expenditures                (97,376)      (121,943)      (153,285)        (163,416)
    Computer software
      development costs                      --        (30,102)       (30,102)        (255,542)
    Proceeds from the sale
      of assets                         250,000         50,000        686,250               --
    Proceeds from trade-in of
      assets                                 --             --             --           28,498
    Acquisition of subsidiaries              --             --             --         (150,000)
                                    -----------      ---------      ---------      -----------
        Net cash used by
          investing activities          152,624       (102,045)       502,863         (550,460)
                                    -----------      ---------      ---------      -----------
Cash Flows from Financing
  Activities:
    Proceeds from sale of
      treasury stock                $   113,000      $      --      $  75,000      $   516,500
    Proceeds from debt                2,942,000        337,971        337,971        2,926,835
    Principal payments on
      debt                           (2,463,591)      (661,085)      (785,959)      (2,053,823)
    Payments on amount due
      officers, net                          --        (20,164)            --          (90,442)
                                    -----------      ---------      ---------      -----------
        Net cash provided by
          financing activities          591,409       (343,278)       372,988        1,299,070
                                    -----------      ---------      ---------      -----------
Net Increase in Cash                    112,295       (118,165)        20,623          170,818

Cash, Beginning of Year                 143,254        122,631        122,631           48,187
                                    -----------      ---------      ---------      -----------
Cash, End of Year                   $   255,549      $   4,466      $ 143,254      $   122,631
                                    ===========      =========      =========      ===========




               The Accompanying Notes are an Integral Part of the
                        Consolidated Financial Statements

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

     Supplemental Disclosure of Non-Cash Investing and Financing Activities

                                          (UNAUDITED)                                (UNAUDITED)
                                  September 30,   September 30,    December 31,     December 31,
                                  -------------   -------------    ------------     ------------
                                      1996             1995            1995             1994
                                      ----             ----            ----             ----
Payment of accrued
  liability with equity
  in a building                   $     31,811       $     --       $       --       $       --
                                  ============       ========       ==========       ==========
Negotiated accounts payable
  settlement reductions of
  discontinued operations         $         --       $     --       $  124,744       $       --
Acquisition of subsidiaries
  with common stock                         --             --               --        2,170,261
Payment of accounts payable
  with common stock                         --             --               --          140,213
Conversion of debentures
  with common stock                         --             --               --          400,000
                                  ------------       --------       ----------       ----------

                                  $         --       $     --       $  124,744       $2,710,474
                                  ============       ========       ==========       ==========
Purchase of treasury stock
  through the reduction of
  accounts receivable and
  accrual of expenses             $         --       $     --       $  372,104       $       --
                                  ============       ========       ==========       ==========







               The Accompanying Notes are an Integral Part of the
                       Consolidated Financial Statements

                   FORTE COMPUTER EASY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Nature of Business:

         Forte Computer Easy, Inc. is a Corporation which was duly formed and organized under the laws of the State of Utah. Through June 8, 1994, the acquisition date of Forte, Inc. and Arizona Disk Fulfillment, Inc., the Company was principally engaged in the business of software publishing. Based upon the aforementioned acquisitions, the Company expanded its operations through the acquired subsidiaries into manufacturing of commercial and architectural fenestration products, and into computer disk duplication and fulfillment services for software publishers and technology based industries throughout the United States.

         In late 1995, the Company decided to discontinue its operations in the software publishing and computer disk duplication and fulfillment divisions, as disclosed in Note 11, Discontinued Operations.

         Acquisition of Subsidiaries:

         Effective June 8, 1994, the Company finalized the acquisition of all of the outstanding stock of Forte, Inc. and Subsidiary, an Ohio corporation and Arizona Disk Fulfillment, Inc., an Arizona corporation.

         The acquisition of Forte, Inc. was effected through the exchange of 32,479,290 (unaudited) shares, of which 1,718,422 (unaudited) shares are subscribed of the Company's common stock for all of the outstanding shares of Forte, Inc. under a tax-free reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. The acquisition was accounted for financial statement purposes as a reverse acquisition, with Forte, Inc. as the acquiring company.

         The acquisition of Arizona Disk Fulfillment, Inc. was completed through the payment of $150,000 (unaudited) and the issuance of 1,900,000 (unaudited) shares of the Company's common stock for all of the outstanding shares of Arizona Disk Fulfillment, Inc. This transaction was also completed as a tax-free reorganization.

         For financial accounting purposes, the acquisitions are accounted for as purchases in accordance with Accounting Principles Board Opinion No.
         16. For tax reporting purposes, these acquisitions were structured as tax-free reorganizations.

         Principles of Consolidation:

         The consolidated financial statements include the accounts of Forte Computer Easy, Inc. and its wholly-owned subsidiaries, Forte, Inc.

         and Arizona Disk Fulfillment, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.



Pervasiveness of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Unaudited Financial Statements:

         The unaudited interim consolidated financial statements include all adjustments for normal recurring accruals considered necessary to present fairly the Company's consolidated statements for the periods presented. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

         Revenue Recognition:

         Computer Software:

         The Company recognizes its computer software sales revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1 regarding software revenue recognition. Product revenue is recognized, net of an allowance for estimated returns, upon product shipment. The Company has established a program which enables distributors to return products for credit against future purchases.

         Contracting Revenues:

         The Company recognizes contract manufacturing income from fixed-price and modified-fixed price contracts on the percentage-of-completion method of accounting. Direct labor is allocated on a standard cost basis, based on the estimated time to manufacture each type of production unit, and manufacturing overhead is allocated by manufacturing labor hours. Installation labor is allocated by contract as incurred. Contract material costs are accumulated on a standard cost basis based upon the type of production unit manufactured under contract. The amount recorded as the percentage complete for each individual contract is based upon the units of production method. The cost of materials purchased but not utilized in completion of the manufacturing process are not considered in determining the progress toward completion.

         Incurred contract costs include all direct material utilized, labor costs, installation costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, factory costs, and depreciation. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to cost and revenue and are recognized in the period in which the revisions are determined.

         The asset, "Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts" represents revenues recognized in excess of amounts billed, and the liability "Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts" represents revenues recorded in excess of recognized costs and estimated earnings.

         Concentrations of Risk:

         The Company sells its software inventory on credit primarily to software distributors and national retailers who market the Company's products and other software products principally in the United States. The majority of the Company's consolidated accounts receivable balance as of December 31, 1995 is due from six (6) major customers.

         In addition, the Company currently has two (2) major contracts in process from its fenestration operations, which together represent approximately fifty-four percent (54%) of the total contracts in process at December 31, 1995. These two contracts were substantially completed at December 31, 1995.

         Accounts Receivable:

         The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance method recognizes bad debt expense as a percentage of accounts receivable, based on a review of the individual accounts outstanding and the Company's prior history of uncollectible accounts receivable.

         Inventory:

         Inventories are stated at the lower of cost or market. Cost is determined on the weighted average basis for software product inventory, and the first-in, first-out basis for all other inventory.

         Property, Plant and Equipment:

         Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets for financial reporting purposes and on an accelerated method for tax purposes. The estimated useful lives are as follows:

                  Buildings                 31.5 - 40 years
                  Leasehold improvements       5 -  7 years
                  Office furniture and
                    fixtures                   7 - 10 years
                  Equipment                    5 - 15 years

       Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to operations as incurred. Betterments or renewals are capitalized when incurred. For the nine months ended September 30, 1996 and 1995, depreciation expense was $227,451 and $281,977 (unaudited), respectively. For the years ended December 31, 1995 and 1994, depreciation expense was $378,886 and $226,634, respectively.

       Capitalized Software Development Costs:

       The Company capitalizes software development costs in accordance with Financial Accounting Standards Board Statement No. 86. Software development costs not qualifying for capitalization are expensed as research and development costs, as incurred. These costs totaled approximately $175,708 and $238,000 (unaudited) for the years ended December 31, 1995 and 1994, respectively.

       Capitalized costs are amortized on a product-by-product basis using straight-line amortization with useful lives of 3 to 5 years. The Company evaluates the estimated net realizable value of each software product at each balance sheet date and records write-downs to net realizable value for any products for which net book value is in excess of net realizable value. During the years ended December 31, 1995 and 1994, amortization of capitalized software development costs charged to cost of revenues totaled $109,899 and $88,509 (unaudited), respectively. Based upon management's decision to phase-out the software division in 1995, all capitalized software development costs were written off.

       Goodwill:

       Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition and is being amortized on the straight-line method over 8 to 25 years. Amortization expense charged to operations for the nine months ended September 30, 1996 and 1995 was $41,602 and $39,447 (unaudited), respectively. Amortization expense charged to operations for the years ended December 31, 1995 and 1994 amount to $47,567 and $26,413 (unaudited),
       respectively.The Company evaluates the estimated net realizable value of its goodwill at each balance sheet date, and records writedowns if the carrying value exceeds the expected future net operating cash flows from the related operations. If the expected future net operating cash flows are less than the carrying value, the Company recognizes an impairment loss equal to the amount by which the carrying value exceeds the discounted expected future net operating cash flows from the related operations. During the current year the Company recognized an impairment of intangible assets of discontinued operations in the approximate amount of $246,083.

       Other Intangible Costs:

       Other intangible costs are comprised primarily of deferred loan costs, which are amortized over the term of the related loan on a straight-line basis. For the nine months ended September 30, 1996 and 1995, amortization of other intangible costs was $8,325 and $5,252, respectively. Amortization for the years ended December 31, 1995 and 1994 (unaudited) amounted to $28,511 and $22,560, respectively.

       Income Taxes:

       Effective January 1, 1993, the Company implemented Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income, and tax net operating loss and credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change in deferred tax assets and liabilities during the period.


2.     SEGMENT REPORTING:

       The following table presents the total assets of Forte Computer Easy, Inc. and Subsidiaries at December 31, 1995 and 1994, and the net revenues and net loss of Forte Computer Easy, Inc. and Subsidiaries for the year ended December 31, 1995. In addition, the net revenues and loss of Forte, Inc. for the year ended December 31, 1994 and the net revenues and income
       (loss) of Computer Easy International, Inc. and Arizona Disk Fulfillment, Inc. for the period June 9, 1994 through December 31, 1994, are as follows:

                                                               (UNAUDITED)
                                              1995                1994
                                              ----                ----
       Total Assets:
          Forte Computer Easy, Inc.       $   150,198        $  1,926,308
          Forte, Inc.                       7,260,315           8,887,878
          Arizona Disk Fulfillment,
            Inc                               (12,892)            625,954
                                          -----------        ------------
          Total                           $ 7,397,621        $ 11,440,140
                                          ===========        ============
       Net Revenues:
          Forte Computer Easy, Inc.       $ 1,010,242        $  1,574,357
          Forte, Inc.                       5,426,260           4,396,740
          Arizona Disk Fulfillment,
            Inc                             1,541,650             429,859
          Less: amount included in
                discontinued
                operations                 (2,551,892)         (2,004,216)
                                          -----------        ------------
          Total                           $ 5,426,260        $  4,396,740
                                          ===========        ============
       Net Loss:
          Forte Computer Easy, Inc.       $(1,026,029)       $   (239,780)
          Forte, Inc.                         (50,538)           (255,358)
          Arizona Disk Fulfillment,
            Inc                              (368,908)             53,341
                                          -----------        ------------
          Total                           $(1,445,475)       $   (441,797)
                                          ===========        ============

CONTRACTS IN PROGRESS:

Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts consist of the following:

                                          September 30,       December 31,
                                               1996               1995
                                               ----               ----
       Costs incurred on uncompleted
         contracts                         $   882,983        $ 4,466,544
       Profit earned to date                   415,165          1,623,862
                                           -----------        -----------
                                             1,298,148          6,090,406
       Less: billings to date               (1,271,982)        (6,215,712)
                                           -----------        -----------
                                           $    26,166        $  (125,306)
                                           ===========        ===========

       Presentation in the accompanying balance sheets, is as follows:

                                                   September 30,    December 31,
                                                       1996             1995
                                                       ----             ----
                 Costs and estimated earnings
                   in excess of billings on
                     uncompleted contracts          $  43,574        $ 246,472

                 Billings in excess of costs
                   and estimated earnings on
                     uncompleted contracts            (17,408)        (371,778)
                                                    ---------        ---------
                                                    $  26,166        $(125,306)
                                                    =========        =========

4.     INVENTORIES:

       Inventories consist of the following:

                                                 September 30,      December 31,
                                                     1996               1995
                                                     ----               ----

            Raw materials                        $ 1,669,078        $ 1,761,561
            Finished goods                           185,000            110,188
            Work in process                           38,000             44,185
            Packaging materials and
              components                                  --             10,898
            Less: amounts included in net
                    assets of discontinued
                    operations                      (110,000)          (260,000)
                                                 -----------        -----------
                                                 $ 1,782,078        $ 1,666,832
                                                 ===========        ===========

5.     REVOLVING CREDIT LINE:

       The Company had an operating agreement for a line of credit under which it could borrow $300,000 or 80% of the eligible accounts receivable of Computer Easy International, Inc. at a monthly rate of 3%. The credit line was terminated on August 31, 1995, as the Company is in default.

6.     RELATED PARTY TRANSACTIONS:

       The Company sells fenestration products to a contractor, whose owner is related to an officer of the Company. Revenue for the nine months ended September 30, 1996 was $0, and sales for the years ended December 31, 1995 and 1994 totaled $43,459 and $82,537 (unaudited), respectively. No amount is owed the Company at September 30, 1996 and December 31, 1995.

       The Company performs management services for various rental properties owned by an officer of the Company. Management services billed during the nine months ended September 30, 1996, and for the years ended December 31, 1995 and 1994 amounted to $37,724, $49,804, and $29,925 (unaudited), respectively. Amounts included in accounts receivable at September 30, 1996 and December 31, 1995 totaled $44,802 and $14,109, respectively, and in the opinion of management, are expected to be collected.


7.     INCOME TAXES:

       For financial accounting and tax reporting purposes, the Company reports income and expenses on the accrual basis of accounting. For the year ended December 31, 1995, the Company made provisions for net federal and state income tax benefits in the approximate amounts of $69,100 and $155,000, respectively. This tax benefit was due to the net increase of the deferred tax asset arising from the net operating loss carryforwards. For the year ended December 31, 1994, the Company made provision for net federal and state income tax expense in the amount of $14,600. This expense was due to the net reduction of the deferred tax asset arising from the net operating loss carryforwards, for which a valuation allowance was recorded.

       At December 31, 1995, there are federal and state net operating loss carryforwards available to offset future federal and state taxable income, expiring as follows:

                       Federal Net                     State Net
       Expiration    Operating Loss     Expiration   Operating Loss
       December 31,   Carryforward     December 31,   Carryforward
       ------------  --------------    ------------   ------------

          2002        $   86,238         1997         $   74,152
          2005            74,252         1998            608,297
          2008           608,297         1999            564,044
          2009           564,044         2000          1,014,207
          2010         1,014,207           --                 --
                      ----------                      ----------

                      $2,347,038                      $2,260,700
                      ==========                      ==========

       Federal net operating losses are further limited due to ownership changes to approximately $300,000 per year.

       Deferred income taxes arise from timing differences resulting from revenues and costs reported for financial accounting and tax reporting purposes in different periods. Deferred income taxes represent the tax liability or asset based on different depreciation methods used for financial accounting and tax reporting purposes, research and development costs which are expended as period costs for tax reporting purposes, contract accounting under the percentage of completion method for financial reporting and completed contract basis for tax purposes, and differences in asset basis for financial reporting and tax purposes due to the purchase method of accounting used in the business acquisitions.

       Amounts for components of the net deferred tax liability are as follows:

                                           September 30,    December 31,
                                               1996             1995
                                               ----             ----
       Deferred Tax Asset:
       Estimated benefit from federal
         and state net operating loss
         carryforwards                      $ 758,800        $ 704,111

       Deferred Income Taxes Payable:
         Depreciation differences            (521,000)        (510,450)
       Contract accounting
         differences                         (330,073)        (354,234)
                                            ---------        ---------

       Net deferred tax liability           $ (92,273)       $(160,573)
                                            =========        =========

8.     LONG-TERM DEBT:

       Long-term debt consists of the following:

                                             September 30,       December 31,
                                                 1996                1995
                                                 ----                ----
       Borrowings under loan agreements
         with a bank                          $ 3,254,707        $ 2,796,125
       Lines of credit with a bank                250,000            495,000
       Borrowings under other loan
         agreements                             1,166,977          1,050,977
                                              -----------        -----------
                                                4,671,684          4,342,102
       Less: amount included in net
               assets of discontinued
               operations                              --            (77,000)
                                              -----------        -----------
       Total long-term debt                     4,671,684          4,265,102

       Less: current portion of
               long-term debt                    (242,000)          (243,438)
                                              -----------        -----------

       Long-term debt                         $ 4,429,684        $ 4,021,664
                                              ===========        ===========

       Borrowings under loan agreements and lines of credit with a bank are collateralized by equipment, inventory, accounts receivable, assignment of a $400,000 life insurance policy on an officer of the Company, and an assignment of rents on an operating lease. The loan agreements have interest rates varying from 8.25% per annum to variable rates of prime plus 2.25% per annum. The prime rate at September 30, 1996 and December 31, 1995 was 8.25% and 8.5%, respectively.

       Borrowings under other loan agreements are collateralized by equipment and real estate and have interest rates varying from 3% to 10% per annum.

       On January 30, 1996, Forte, Inc. restructured its long-term debt with the Second National Bank of Warren, Ohio. The debt restructure consolidated nine (9) existing loans, and provides for a fifteen (15) year amortization, with a five (5) year call. The gross proceeds of the debt restructure amounted to $2,675,000, with an interest rate of two (2) points over the bank's prime rate. The initial rate of interest is ten and one-half percent (10.5%). The loan agreement calls for monthly payments, including principal and interest, of $25,000 for the period February, 1996 through July, 1996, and thereafter monthly payments, including principal and interest, of $30,000. The note is secured by a first mortgage assignment of rents on property leased by the Company; a blanket assignment of life insurance on Frank J. Amedia, Chief Executive Officer, in the amount of $1,650,000, and all inventory, accounts, contract rights, equipment, fixtures and general intangibles.

       At December 31, 1995, the approximate aggregate maturities of debt for the succeeding five years, are as follows:

                       Year Ended
                      December 31,              Amount
                      ------------              ------

                         1996               $  243,438
                         1997                  266,386
                         1998                  259,495
                         1999                  279,841
                         2000                  293,443
                      Subsequent             2,922,499
                                            ----------

                                            $4,265,102
                                            ==========

10.    INCENTIVE STOCK OPTION PLANS AND STOCK OPTIONS:

       In May, 1992, the Board of Directors adopted an Employee Incentive Stock Option Plan which was approved by the shareholders in May, 1992. The plan calls for reservation of 5,000,000 shares of the Company's common stock. The plan also provides for the issuance of options to purchase the Company's common stock at 100% of the fair market value at the date of grant. Options have a maximum duration of ten (10) years after the date of grant.

       As part of the Plan and Agreement of Reorganization with Forte, Inc., stock options were granted to the former stockholders of Forte, Inc. for 4,717,698 shares at $.375 per share and are exercisable through June 8, 1998. The Plan also provides for the Company to enter into separate Stock Option Agreements dated June 7, 1994, whereby the Company has the right, for a period of one (1) year from June 8, 1994, to purchase 30% of the shares owned by certain major stockholders at the rate of $.50 per share. The number of shares which can be redeemed by the Company under this agreement is 1,940,202. The Company did not exercise any of its options to repurchase any of the returned shares.

       Outstanding options would be adjusted in the event of any forward or reverse stock split or similar activity.

       Stock option activity is as follows:

                              Nine Months
                                 Ended               Years Ended
                             September 30,           December 31,
                                 1996            1995            1994         Option Price
                                 ----            ----            ----         ------------
       Outstanding,
         beginning
         of period            5,815,548       6,815,548       2,097,850       $.25 - $ .50
       Granted during
         the period                  --              --       4,717,698               .375
       Exercised during
         the period                  --              --              --                .00
       Cancelled during
         the period                  --       1,000,000              --                .00
                              ---------       ---------       ---------       ------------

                              5,815,548       5,815,548       6,815,548       $.25 - $ .50
                              =========       =========       =========       ============

         In addition, during the year ended December 31, 1995, the Company sold 150,000 shares of common stock, at $.50 per share, subject to put options. The put options provide the purchasers the right to put the shares to the Company one year after the date of issuance of the common stock at $.625 per share or two years after the date of issuance at $.75 per share. As of the balance sheet date at September 30, 1996 and December 31, 1995, an accrual for the put option, in the amount of $75,000, has been made.

11.      DISCONTINUED OPERATIONS:

         Software Division

         On September 6, 1995, Forte Computer Easy, Inc. sold its rights to the Floor Plan Plus(TM) and 3D Design(TM) lines for $691,889, together with a $200,000 contingent payment based upon future performance goals of the acquiring company, International Microcomputer Software, Inc. These product lines represent a significant portion of the historical sales of the software operating division. The Company determined that it was in the best long-range interest of the Company to phase-out the software division. Proceeds from the sale were utilized for debt reduction of this division.

         The software division's operating loss for the year ended December 31, 1995 of $1,026,029 (net of income tax benefit of $16,500), is shown separately in the accompanying statements of operations for the nine months ended September 30, 1996 and 1995, and for the year ended December 31, 1995.

         A provision of $50,000 for expected operating losses during the final phase-out period in 1996 has been made at December 31, 1995.

         Net revenue for the software division for 1995 was $1,010,242. This revenue is not included in net revenue in the accompanying statement of operations.

         Arizona Disk Fulfillment, Inc.

         The disk and fulfillment division operating loss for the year ended December 31, 1995 of $368,908 (net of income tax benefit of $18,500), is shown separately in the accompanying statement of operations.

         Estimated losses on the disposal of the disk and fulfillment division of $227,619, which includes $80,000 for expected operating losses for the period January 1, 1996 to August 31, 1996, have been provided for at December 31, 1995.

         Net revenue for the disk fulfillment division for 1995 was $1,541,650. This revenue is not included in net revenue in the accompanying statement of operations.

         On August 5, 1996, the Company entered into a Stock Purchase Agreement pursuant to which it agreed to sell one hundred percent (100%) of the issued and outstanding common stock of Arizona Disk Fulfillment, Inc. to Beverly and James W. Schmidt. Mr. Schmidt has served as president of Arizona Disk Fulfillment, Inc. since 1993. The sale of Arizona Disk Fulfillment, Inc. by the Company was fully consummated in August, 1996.

12.      ASSETS AND LIABILITIES TO BE DISPOSED OF:

         Assets and liabilities of the following operating divisions to be disposed of consisted of the following at September 30, 1996 and December 31, 1995:

         September 30, 1996:
         ------------------
         Software Division:
         Inventory                                                  $110,000
         Miscellaneous assets                                          9,080
                                                                    --------
               Total assets                                          119,080
                                                                    --------

         Accounts payable                                             85,989
         Accrued liabilities                                         243,036
                                                                    --------
                                                                     329,025
                                                                    --------

         Net liabilities of discontinued operations                 $209,945
                                                                    ========

       December 31, 1995:
       -----------------
                                                          Disk and
                                            Software      Fulfillment
                                            Division       Division         Total
                                            --------       --------         -----

         Accounts receivable                $     --       $ 60,000       $ 60,000
         Inventory                                --        260,000        260,000
         Equipment and property              110,000        262,000        372,000
         Deposits                                 --         16,000         16,000
                                            --------       --------       --------
           Total assets                      110,000        598,000        708,000
                                            --------       --------       --------
         Current portion of
           long-term debt                     70,000             --         70,000
         Accounts payable and current
           accrued liabilities                    --        557,000        557,000
         Long-term debt                           --          7,000          7,000
                                            --------       --------       --------
                                              70,000        564,000        634,000
                                            --------       --------       --------
         Net Assets to be
           Disposed of                      $ 40,000       $ 34,000       $ 74,000
                                            ========       ========       ========

       Assets and liabilities are shown at their expected net realizable value, and have been separately classified in the accompanying balance sheets.


13.    LITIGATION:

       The Company is a defendant in a lawsuit filed by an individual for non-compliance and other claims related to an employment agreement. The lawsuit seeks actual and punitive damages in excess of $129,000. The Company's legal counsel believes that the lawsuit is without merit. Therefore, as of September 30, 1996 and December 31, 1995, no accrual has been made for a loss contingency related to the subject litigation claim. Management intends to vigorously defend its position.

       The Company is a defendant in a lawsuit filed by a corporation for claims relating to a contractual agreement. The plaintiff has proposed a settlement in the amount of $11,000. Counsel anticipates this matter to be resolved in the near future.

14.    SUBSEQUENT EVENT:

       Subsequent to the balance sheet date of December 31, 1995, the Company entered into an agreement with a former shareholder to purchase all of the outstanding common stock owned by the shareholder. The common stock was acquired in exchange for the relief of debt owing the Company and discounted future services to be provided by the Company, in the aggregate amount of $372,000. The financial statements at December 31, 1995 give retroactive effect to this transaction. In addition, the Company believes that it has a claim for additional shares of common stock controlled by the shareholder, in the amount of approximately 260,000 shares.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS


     Exhibit No.             Description                                Method of Filing
     -----------             -----------                                ----------------

         3.1       Articles of Incorporation                                    A

         3.2       Bylaws                                                       A

         4.1       Specimen Stock Certificate                                   *

        10.1       1992 Incentive Stock Option Plan                             **

        10.2       Purchase Agreement dated November 3, 1995 among              B
                   Forte Computer Easy, Inc., International
                   Microcomputer Software, Inc. and Computer Easy
                   International, Inc.

        10.3       Stock Purchase Agreement dated August 5, 1996                C
                   among Forte Computer Easy, Inc., James W. Schmidt
                   and Beverly Schmidt, and Arizona Disk Fulfillment,
                   Inc.

        10.4       Addendum to Stock Purchase Agreement dated                   C
                   August 20, 1996 among Forte Computer Easy, Inc.,
                   James W. Schmidt and Beverly Schmidt, and Arizona
                   Disk Fulfillment, Inc.

        10.5       Agreement and Plan of Reorganization dated October           D
                   25, 1996 between Forte Computer Easy, Inc. and
                   AAP Holdings, Inc.

        10.6       1996 Stock Option Plan                                       A

        10.7       Irrevocable Proxy of Frank J. Amedia in favor of
                   AAP Holdings, Inc.

         11        Statement re: computation of per share earnings              **

         21        Subsidiaries of the Registrant                               **

         23        Consent of Semple & Cooper, P.L.C.                           **

         27        Financial Data Schedule                                      **

--------------------

*   Filed herewith.

** Previously filed as an exhibit to the Registrant's Amendment No. 1 to Form 10-SB Registration Statement filed with the Commission on November 22, 1996.

A Incorporated by reference to Registrant's Definitive Information Statement relating to special shareholders meeting held on April 1, 1997.

B Incorporated by reference to Registrant's Amendment No. 1 to Current Report on Form 8-K/A dated August 30, 1995

C Incorporated by reference to Registrant's Current Report on Form 8-K dated August 5, 1996

D Incorporated by reference to Registrant's Current Report on Form 8-K dated October 25, 1996

                                   SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 2 to Form 10-SB Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  AMERICAN ARCHITECTURAL PRODUCTS
                                  CORPORATION (formerly known as
                                  Forte Computer Easy, Inc.)



Date:  April 16, 1997                  By   /s/ Frank J. Amedia
                                         ----------------------
                                       Frank J. Amedia,
                                       President, Chief Executive Officer